    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 2000
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            FORRESTER RESEARCH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           04-2797789
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                            ------------------------
                             400 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 497-7090
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                             SUSAN M. WHIRTY, ESQ.
                  CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
                            FORRESTER RESEARCH, INC.
                             400 TECHNOLOGY SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 497-7090
                              (617) 868-0577 (FAX)
              (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

              KEITH F. HIGGINS, ESQ.                                PETER B. TARR, ESQ.
                ANN L. MILNER, ESQ.                                SUSAN W. MURLEY, ESQ.
                   ROPES & GRAY                                      HALE AND DORR LLP
              ONE INTERNATIONAL PLACE                                 60 STATE STREET
            BOSTON, MASSACHUSETTS 02110                         BOSTON, MASSACHUSETTS 02109
                  (617) 951-7000                                      (617) 526-6000
               (617) 951-7050 (FAX)                                (617) 526-5000 (FAX)

    Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering. [ ]

    If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED               PROPOSED
                                              AMOUNT                MAXIMUM                MAXIMUM
       TITLE OF EACH CLASS OF                 TO BE              OFFERING PRICE           AGGREGATE              AMOUNT OF
     SECURITIES TO BE REGISTERED         REGISTERED(1)(2)       PER SHARE(1)(3)      OFFERING PRICE(1)(3)     REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value........       3,266,000               $24.375              $79,608,750              $21,017
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The number of shares registered and the proposed maximum offering price per share reflect the two-for-one stock split to be effected as a stock dividend announced on January 18, 2000 and expected to be paid on or about February 7, 2000 to stockholders of record on January 31, 2000.

(2) Includes 426,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the registration fee applicable to the Common Stock is calculated upon the basis of the average high and low sales price of the Common Stock as reported on the Nasdaq National Market on January 21, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     All share numbers and per share information in this prospectus is adjusted to give effect to the two-for-one stock split announced by Forrester on January 18, 2000. The stock split will be effected in the form of a 100% stock dividend which is expected to be paid on or about February 7, 2000 to stockholders of record on January 31, 2000.

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED JANUARY 28, 2000.

                                2,840,000 Shares

                        [Forrester Research, Inc. LOGO]
                                  Common Stock
                            ------------------------
     Forrester Research, Inc. is offering 200,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,640,000 shares. Forrester will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "FORR". The last reported sale price for the common stock on January 26, 2000 was $30.69 per share.

     See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of our common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Initial price to public.....................................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to Forrester.....................  $            $
Proceeds, before expenses, to the selling stockholders......  $            $

     To the extent that the underwriters sell more than 2,840,000 shares of common stock, the underwriters have the option to purchase up to an additional 426,000 shares from Forrester at the initial price to the public, less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

GOLDMAN, SACHS & CO.
            ADAMS, HARKNESS & HILL, INC.
                         THOMAS WEISEL PARTNERS LLC
                                     FAC/EQUITIES
                                               WILLIAM BLAIR & COMPANY
                            ------------------------
                     Prospectus dated                , 2000

                               PROSPECTUS SUMMARY

     This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on Page 4.

                            FORRESTER RESEARCH, INC.

     We are a leading independent Internet research firm that conducts research and analysis on the impact of the Internet and emerging technologies on business strategy, consumer behavior and society. We provide our clients with a comprehensive and integrated perspective on technology and business, which we call the Whole View of Internet commerce. Our Whole View approach helps companies evolve their business models and infrastructure to embrace broader on-line markets and to scale their Internet operations. We help our clients develop e-business strategies that use the Internet and other emerging technologies to win customers, identify new markets and gain competitive operational advantages. We target our products and services to large enterprises, Internet companies and technology vendors. Senior management, business strategists and marketing and technology professionals use our prescriptive, actionable research to understand and capitalize on the Internet and emerging business models and technologies.

     In addition to analyzing the Internet, we also use Internet technologies as an integral part of our business. We have developed a technology platform that we call "Forrester eResearch" that allows us to conduct, design, sell and deliver our research over the Internet in a format specifically developed to maximize its impact and effectiveness. Our eResearch platform enhances our research data and content quality and provides our clients with instant access to our research, on-line tools and presentations and interactive services.

     As of September 30, 1999, our research was delivered to 1,558 client companies. Approximately 75% of our client companies with memberships expiring during the nine-month period ended September 30, 1999 renewed one or more memberships for the Company's products and services.

                                  OUR OFFICES

     Our principal executive offices are located at 400 Technology Square, Cambridge, Massachusetts 02139 and our telephone number is (617) 497-7090. Our Internet address is www.forrester.com. The information contained on our website is not incorporated by reference in this prospectus. Unless the context otherwise requires, reference in this prospectus to "Forrester", "we", "us" and "our" refer to Forrester Research, Inc. and our subsidiaries.

     Technographics and Forrester are our registered trademarks. The Whole View, Forrester eResearch, eBusiness Voyage, PowerRankings, Adwatch and Internet User Monitor are our trademarks. This prospectus also includes trademarks of other companies.

                                  THE OFFERING

Shares offered by Forrester..................  200,000 shares
Shares offered by the selling stockholders...  2,640,000 shares
Shares to be outstanding after the
  offering...................................  19,868,954 shares
Nasdaq National Market symbol................  FORR
Use of proceeds..............................  For general corporate purposes, including working capital and possible acquisitions and
                                               investments

     The shares of common stock to be outstanding after the offering exclude 6,386,018 shares issuable upon the exercise of outstanding stock options issued by us as of January 26, 2000 at a weighted average exercise price of $14.00 per share.

     All of the information in this prospectus:

     - gives effect to the two-for-one stock split announced on January 18, 2000, to be effected as a 100% stock dividend, which is expected to be distributed on or about February 7, 2000 to stockholders of record on January 31, 2000; and

     - assumes no exercise of the underwriters' overallotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         NINE MONTHS
                                                                                                            ENDED
                                                                YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                     ----------------------------------------------   -----------------
                                                      1994     1995      1996      1997      1998      1998      1999
                                                     ------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF INCOME DATA:
Core research......................................  $6,363   $10,150   $18,206   $30,431   $46,842   $34,026   $44,778
Advisory services and other........................   3,336     4,439     6,757     9,990    14,725     9,219    14,803
                                                     ------   -------   -------   -------   -------   -------   -------
Total revenues.....................................   9,699    14,589    24,963    40,421    61,567    43,245    59,581
Income from operations.............................   1,487     1,784     4,082     6,766     9,182     5,599     8,662
Net income.........................................   1,539     2,027     4,004     5,598     7,547     4,834     6,993
Pro forma income tax adjustment....................     583       739     1,198
                                                     ------   -------   -------
Pro forma net income...............................     956     1,288     2,806
Basic net income per common share..................  $ 0.13   $  0.17   $  0.32   $  0.34   $  0.44   $  0.28   $  0.39
Diluted net income per common share................  $ 0.13   $  0.17   $  0.31   $  0.32   $  0.40   $  0.26   $  0.36
Basic pro forma net income per common share........  $ 0.08   $  0.11   $  0.23
Diluted pro forma net income per common share......  $ 0.08   $  0.11   $  0.22
Basic weighted average common shares...............  12,000    12,000    12,384    16,678    17,040    16,990    17,752
Diluted weighted average common shares.............  12,000    12,000    12,852    17,702    18,744    18,716    19,376

     The following table provides a summary of our consolidated balance sheets. The as adjusted column reflects our sale of 200,000 shares of common stock at an assumed public offering price of $30.69 per share, after deducting the estimated underwriters' discounts and commissions and offering expenses payable by us, but excluding proceeds we will receive in connection with the exercise of options by several selling stockholders for shares to be sold by them in this offering.

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities.........  $ 87,468    $ 92,883
Working capital.............................................    59,777      65,192
Deferred revenue............................................    46,909      46,909
Total assets................................................   126,862     132,277
Total stockholders' equity..................................    68,993      74,408

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

IF WE DO NOT ATTRACT AND RETAIN QUALIFIED PROFESSIONAL STAFF, WE WILL NOT BE ABLE TO MAINTAIN OUR POSITION IN THE MARKET OR GROW OUR BUSINESS

     Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional qualified people from a limited pool of qualified candidates. We experience intense competition in hiring and retaining professionals from developers of Internet and emerging technology products, other research firms, management consulting firms, print and electronic publishing companies and financial services companies. Many of these firms have substantially greater ability, either through cash or equity, to attract and compensate qualified people. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join start-up companies, and these opportunities frequently offer the potential for significant future financial profit through equity incentives that we cannot match. If we lose professionals or are unable to attract new talent to Forrester, we will not be able to maintain our position in the market or grow our business.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, IT COULD ADVERSELY AFFECT OUR ABILITY TO GROW REVENUE AND COULD INCREASE OUR OPERATING EXPENSES

     Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 38% to $59.6 million in the nine months ended September 30, 1999 from $43.2 million in the nine months ended September 30, 1998. Our ability to effectively manage growth will require us to continue to develop and improve our operational, financial, electronic research collection and distribution, technology and other internal systems. We must also continue to expand our business development capabilities and continue to train, motivate and manage our employees. If we are unable to effectively manage our growth, it would have an adverse effect on the quality of our products and services, our ability to retain key personnel and to grow revenue and could increase our operating expenses.

OUR OPERATING RESULTS FLUCTUATE AND OUR STOCK PRICE MAY BE VOLATILE AS A RESULT

     Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control. The factors include, but are not limited to:

     - the timing and size of new and renewal memberships for our research from clients;

     - the timing of revenue-generating Forum events sponsored by us;

     - the utilization of our advisory services by our clients;

     - the introduction and marketing of new products and services by us and our competitors;

     - the hiring and training of new analysts and sales personnel;

     - changes in demand for our research; and

     - general economic conditions.

     As a result, our operating results in future quarters may be below the expectations of securities analysts and investors which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices or strategic alliances by us or our competitors, as well as market conditions in the Internet and emerging technologies services industry, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

A DECLINE IN RENEWALS FOR OUR MEMBERSHIP-BASED RESEARCH SERVICES COULD ADVERSELY AFFECT OUR REVENUES

     Our success depends in large part upon renewals of memberships for our research products. Approximately 75% of our revenues in the nine months ended September 30, 1999 were derived from our membership-based research products. In addition, approximately 75% of our client companies with memberships expiring during this period renewed one or more memberships for our products and services. A significant decline in renewal rates for our research products could have an adverse effect on our revenues.

LOSS OF KEY MANAGEMENT COULD AFFECT OUR ABILITY TO RUN OUR BUSINESS

     Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder and Chairman, President and Chief Executive Officer, could adversely affect our business.

IF WE DO NOT ANTICIPATE AND RESPOND TO MARKET TRENDS, WE MAY NOT REMAIN COMPETITIVE

     Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The changes include:

     - the introduction of new products and obsolescence of others;

     - the use of technology to transform existing and create new business models;

     - shifting strategies and market positions of major industry participants;

     - paradigm shifts in system architectures; and

     - changing objectives and expectations of users of technology.

     The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

IF WE DO NOT DEVELOP AND OFFER NEW PRODUCTS AND SERVICES, WE COULD LOSE OUR COMPETITIVE POSITION AND FAIL TO GROW OUR BUSINESS

     Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by addressing specific industry and business organization sectors, anticipating and identifying changes in client requirements and changes in the technology industry. The process of internally researching, developing, launching and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

THE MARKET FOR RESEARCH PRODUCTS AND SERVICES IS COMPETITIVE AND IF WE FAIL TO COMPETE EFFECTIVELY, WE COULD LOSE OUR MARKET POSITION

     We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

IF WE FAIL TO INTEGRATE OUR RECENTLY COMPLETED ACQUISITION EFFECTIVELY, IT COULD ADVERSELY AFFECT OUR OPERATING EXPENSES AND COULD CAUSE US TO FAIL TO ACHIEVE THE BENEFITS WE EXPECTED

     We recently acquired Fletcher Research Limited, an Internet research company located in the United Kingdom. It was our first acquisition and our management has had no experience to date integrating acquisitions into our business. The integration of any acquisition can be disruptive, divert management time and attention and result in a failure to realize the expected benefits of the acquisition. The problems may be accentuated where the acquired company is foreign and located far from our headquarters. If we do not integrate the Fletcher acquisition effectively, we could fail to achieve the benefits we expected.

OUR CHAIRMAN AND CEO HAS SIGNIFICANT VOTING POWER AND MAY EFFECTIVELY CONTROL THE OUTCOME OF ANY STOCKHOLDER VOTE

     George F. Colony, our Chairman of the Board of Directors and Chief Executive Officer, will beneficially own approximately 46% of our common stock after the offering. As a result, he has the ability to substantially influence, and may effectively control, the outcome of corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of Forrester even if such a change of control would benefit other investors.

OUR CORPORATE GOVERNANCE PROVISIONS MAY DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders would receive a premium for their shares. These provisions include the following:

     - any action to be taken by stockholders must be taken at a meeting and may not be taken by written consent;

     - stockholders must comply with advance notice requirements before raising a matter at a meeting of stockholders or nominating a director for election;

     - only our chairman, chief executive officer or, if there is none, the president or the board of directors may call a special meeting of stockholders;

     - our board of directors is divided into three classes and the members may be removed by the stockholders only for cause; and

     - our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus. We do not assume any obligation to update any of the forward-looking statements we make.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 200,000 shares of common stock will be approximately $5.4 million, based on an assumed offering price to the public of $30.69 per share and after deducting the estimated underwriters' discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or to make strategic investments. We have no current commitments or agreements with respect to any acquisition or investment. Pending these uses, the net proceeds of this offering will be invested in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock since we became a public company. We presently intend to retain any future earnings to finance the expansion of our business and do not expect to pay any cash dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "FORR". The following table sets forth, for the periods indicated, the high and low intraday sale prices for our common stock as reported on the Nasdaq National Market. These prices reflect the two-for-one stock split expected to be distributed on or about February 7, 2000 to stockholders of record on January 31, 2000.

                                                               HIGH     LOW
                                                               ----     ---
1998
First Quarter...............................................  $17.94   $ 9.25
Second Quarter..............................................  $21.88   $14.38
Third Quarter...............................................  $21.31   $14.75
Fourth Quarter..............................................  $22.00   $11.88

1999

First Quarter...............................................  $24.44   $14.63
Second Quarter..............................................  $19.25   $10.94
Third Quarter...............................................  $20.50   $10.50
Fourth Quarter..............................................  $36.44   $19.00

2000

First Quarter (through January 26, 2000)....................  $34.50   $22.84

     On January 26, 2000, the closing sale price of our common stock as reported on the Nasdaq National Market, after giving effect to the pending stock split, was $30.69 per share and we had approximately 43 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis, giving effect to the two-for-one stock split to be effected as a 100% stock dividend and expected to be distributed on or about February 7, 2000 to stockholders of record on January 31, 2000 and an amendment to our certificate of incorporation increasing the number of authorized shares of common stock to 125,000,000; and

     - on an as adjusted basis to reflect the net proceeds from our sale of 200,000 shares of common stock, at an assumed offering price to the public of $30.69 per share and after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us, but excluding proceeds we will receive in connection with the exercise of options by various selling stockholders for shares to be sold by them in this offering.

     This information excludes 6,361,864 shares of common stock issuable upon the exercise of outstanding stock options issued by us as of September 30, 1999 at a weighted average exercise price of $12.52 per share.

                                                               SEPTEMBER 30, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                 (IN THOUSANDS)
Preferred stock, par value, $0.01 per share, 500,000 shares
  authorized; none issued...................................  $    --     $    --
Common stock, par value, $0.01 per share, 125,000,000 shares authorized; 18,253,894 shares issued and outstanding,
actual, 19,868,954 shares issued and outstanding, as
adjusted....................................................      183         185
Additional paid-in capital..................................   48,545      53,958
Retained earnings...........................................   20,487      20,487
Accumulated other comprehensive loss........................     (222)       (222)
Total stockholders' equity..................................   68,993      74,408
                                                              -------     -------
Total capitalization........................................  $68,993     $74,408
                                                              =======     =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included or incorporated in this prospectus. This selected consolidated financial data does not include for any of the periods presented the accounts and results of operations of Fletcher Research, which we acquired on November 15, 1999 in a transaction to be accounted for as an immaterial pooling of interests. This selected consolidated financial data for the years 1994, 1995 and 1996 includes pro forma net income tax adjustments that represent income taxes that would have been recorded if we had been a C corporation for those periods, as described in Note 4 to our consolidated financial statements. The consolidated statement of income data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1995, 1996, 1997 and 1998 has been derived from our audited consolidated financial statements. We have derived the consolidated statement of income data for the nine months ended September 30, 1998 and 1999, and the consolidated balance sheet data at September 30, 1999 from unaudited consolidated financial statements that include, in the opinion of our management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of that information. The historical results presented below are not necessarily indicative of future results.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                              ----------------------------------------------   -----------------
                                               1994     1995      1996      1997      1998      1998      1999
                                               ----     ----      ----      ----      ----      ----      ----
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues:
  Core research.............................  $6,363   $10,150   $18,206   $30,431   $46,842   $34,026   $44,778
  Advisory services and other...............   3,336     4,439     6,757     9,990    14,725     9,219    14,803
                                              ------   -------   -------   -------   -------   -------   -------
    Total revenues..........................   9,699    14,589    24,963    40,421    61,567    43,245    59,581
                                              ------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Cost of services and fulfillment..........   3,424     5,486     8,762    13,698    22,038    15,822    19,945
  Selling and marketing.....................   3,593     5,643     8,992    14,248    20,896    15,039    21,322
  General and administrative................   1,045     1,389     2,509     4,500     6,688     4,846     6,758
  Depreciation and amortization.............     150       287       618     1,209     2,763     1,939     2,894
                                              ------   -------   -------   -------   -------   -------   -------
    Total operating expenses................   8,212    12,805    20,881    33,655    52,385    37,646    50,919
                                              ------   -------   -------   -------   -------   -------   -------
    Income from operations..................   1,487     1,784     4,082     6,766     9,182     5,599     8,662
  Other income, net.........................     125       339       634     2,515     2,957     2,196     2,618
                                              ------   -------   -------   -------   -------   -------   -------
    Income before income tax provision......   1,612     2,123     4,716     9,281    12,139     7,795    11,280
Income tax provision........................      73        96       712     3,683     4,592     2,961     4,287
                                              ------   -------   -------   -------   -------   -------   -------
    Net income..............................  $1,539   $ 2,027   $ 4,004   $ 5,598   $ 7,547   $ 4,834   $ 6,993
                                              ======   =======   =======   =======   =======   =======   =======
Pro forma income tax adjustment.............     583       739     1,198
                                              ------   -------   -------
    Pro forma net income....................  $  956   $ 1,288   $ 2,806
                                              ======   =======   =======
Basic net income per common share...........  $ 0.13   $  0.17   $  0.32   $  0.34   $  0.44   $  0.28   $  0.39
                                              ======   =======   =======   =======   =======   =======   =======
Diluted net income per common share.........  $ 0.13   $  0.17   $  0.31   $  0.32   $  0.40   $  .026   $  0.36
                                              ======   =======   =======   =======   =======   =======   =======
Basic pro forma net income per common
  share.....................................  $ 0.08   $  0.11   $  0.23
                                              ======   =======   =======
Diluted pro forma net income per common
  share.....................................  $ 0.08   $  0.11   $  0.22
                                              ======   =======   =======
Basic weighted average common shares
  outstanding...............................  12,000    12,000    12,384    16,678    17,040    16,990    17,752
Diluted weighted average common shares
  outstanding...............................  12,000    12,000    12,852    17,702    18,744    18,716    19,376

                                                                           DECEMBER 31,
                                                              --------------------------------------   SEPTEMBER 30,
                                                               1995      1996      1997       1998         1999
                                                               ----      ----      ----       ----     -------------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities.........  $ 7,518   $44,640   $54,914   $ 66,483     $ 87,468
Working capital.............................................      991    31,291    36,016     45,720       59,777
Deferred revenue............................................   11,359    17,816    27,074     38,894       46,909
Total assets................................................   15,426    56,782    73,536    100,518      126,862
Total stockholders' equity..................................    2,047    33,762    40,505     53,533       68,993

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading independent Internet research firm that conducts research and analysis on the impact of the Internet and emerging technologies on business strategy, consumer behavior and society. Our clients, which include senior management, business strategists and marketing and technology professionals within large enterprises, use our prescriptive, actionable research to understand and capitalize on the Internet and emerging business models and technologies.

     Memberships to our strategy research and quantitative research are renewable contracts, typically annual and payable in advance. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Research revenues are recognized pro rata on a monthly basis over the term of the contract. Our other revenues are derived from advisory services programs and from Forum events. Our advisory service clients purchase such services together with research memberships. Billings attributable to advisory services are initially recorded as deferred revenue and recognized as revenue when performed. Similarly, Forum billings are initially recorded as deferred revenue and are recognized upon completion of each event.

     Our operating expenses consist of cost of services and fulfillment, selling and marketing expenses, general and administrative expenses and depreciation and amortization. Cost of services and fulfillment represent the costs associated with production and delivery of our products and services, and include the costs of salaries, bonuses and related benefits for research personnel, and all associated editorial, travel and support services. Selling and marketing expenses include salaries, employee benefits, travel expenses, promotional costs, sales commissions and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the operations, technology, finance and strategy groups and our other administrative functions.

     We believe that the "agreement value" of contracts to purchase research and advisory services provides a significant measure of our business volume. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time, without regard to how much revenue has already been recognized. Agreement value increased 48% to $89.8 million at September 30, 1999 from $60.6 million at September 30, 1998. No single client company accounted for more than 2% of agreement value at September 30, 1999. Our experience is that a substantial portion of client companies renew expiring contracts for an equal or higher level of total research and advisory service fees each year. Approximately 75% of our client companies with memberships expiring during the twelve month period ended September 30, 1999 renewed one or more memberships for our products and services. The renewal rate was also 75% for 1998. This renewal rate is not necessarily indicative of the rate of future retention of our revenue base.

RESULTS OF OPERATIONS

     The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

                                                                                   NINE MONTHS
                                                               YEAR ENDED             ENDED
                                                              DECEMBER 31,        SEPTEMBER 30,
                                                          --------------------    --------------
                                                          1996    1997    1998    1998     1999
                                                          ----    ----    ----    -----    -----
Core research...........................................   73%     75%     76%      79%      75%
Advisory services and other.............................   27      25      24       21       25
                                                          ---     ---     ---      ---      ---
Total revenues..........................................  100     100     100      100      100

Cost of services and fulfillment........................   35      34      36       37       33
Selling and marketing...................................   36      35      34       35       36
General and administrative..............................   10      11      11       11       11
Depreciation and amortization...........................    3       3       4        4        5
                                                          ---     ---     ---      ---      ---
Income from operations..................................   16      17      15       13       15
Other income, net.......................................    3       6       5        5        4
                                                          ---     ---     ---      ---      ---
Income before income tax provision......................   19      23      20       18       19
Income tax provision....................................    3       9       8        7        7
                                                          ---     ---     ---      ---      ---
Net Income..............................................   16%     14%     12%      11%      12%
                                                                  ===     ===      ===      ===
Pro forma income tax adjustment.........................    5
                                                          ---
Pro forma net income....................................   11%
                                                          ===

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

  REVENUES

     Total revenues increased 38% to $59.6 million in the nine months ended September 30, 1999 from $43.2 million in the nine months ended September 30, 1998. Revenues from core research increased 32% to $44.8 million in the nine months ended September 30, 1999 from $34.0 million in the nine months ended September 30, 1998. Increases in total revenues and revenues from core research were primarily attributable to an increase in the number of client companies to 1,558 at September 30, 1999 from 1,142 at September 30, 1998, an increase in the sales organization to 144 employees at September 30, 1999 from 95 employees at September 30, 1998 and sales of additional core research to existing clients. No single client company accounted for more than 2% of revenues for the nine months ended September 30, 1999.

     Advisory services and other revenues increased 61% to $14.8 million in the nine months ended September 30, 1999 from $9.2 million in the nine months ended September 30, 1998. This increase was primarily attributable to increased demand for the partners and strategy review programs and Forum events, an increase in the number of events held to five in the nine months ended September 30, 1999 from four in the nine months ended September 30, 1998 and the increase in analyst staff providing advisory services to 123 at September 30, 1999 from 98 at September 30, 1998.

     Revenues attributable to customers outside the United States increased 43% to $12.7 million in the nine months ended September 30, 1999 from $8.9 million in the nine months ended September 30, 1998. Revenues attributable to customers outside the United States remained constant as a percentage of total revenues at 21% for the nine months ended September 30, 1999 and 1998. The increase in international revenues was primarily attributable to the continued expansion of our European headquarters in Amsterdam, the Netherlands and the increase in sales personnel there.

  COST OF SERVICES AND FULFILLMENT

     Cost of services and fulfillment decreased as a percentage of total revenues to 33% in the nine months ended September 30, 1999 from 37% in the nine months ended September 30, 1998. These expenses increased 26% to $19.9 million in the nine months ended September 30, 1999 from $15.8 million in the nine months ended September 30, 1998. The decrease in expense as a percentage of revenues reflects a larger revenue base in the current year. The expense increase in the current period was principally due to research analyst staffing and related compensation expense.

  SELLING AND MARKETING

     Selling and marketing expenses increased as a percentage of total revenues to 36% in the nine months ended September 30, 1999 from 35% in the nine months ended September 30, 1998. These expenses increased 42% to $21.3 million in the nine months ended September 30, 1999 from $15.0 million in the nine months ended September 30, 1998. The increases in expenses and expense as a percentage of revenues were principally due to the addition of direct salespersons and related commission and travel expenses.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses remained constant as a percentage of total revenues at 11% in the nine months ended September 30, 1999 and 1998. These expenses increased 49% to $6.8 million in the nine months ended September 30, 1999 from $4.8 million in the nine months ended September 30, 1998. The increase in expenses was principally due to staffing increases in our operations, finance, technology and strategy groups.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased 49% to $2.9 million in the nine months ended September 30, 1999 from $1.9 million in the nine months ended September 30, 1998. The increase in this expense was principally due to purchases of computer equipment, software, office furnishings and leasehold improvements to support business growth.

  OTHER INCOME, NET

     Other income, consisting primarily of interest income, increased to $2.6 million in the nine months ended September 30, 1999 from $2.2 million in the nine months ended September 30, 1998. Other income for the nine months ended September 30, 1999 includes a loss of approximately $105,000 resulting from the relocation of our headquarters. The increase was due to our higher cash and marketable securities balances resulting from positive cash flows from operations.

  INCOME TAX PROVISION

     During the nine months ended September 30, 1999, we recorded a tax provision of $4.3 million, reflecting an effective tax rate of 38%. During the nine months ended September 30, 1998, we recorded a tax provision of $3.0 million, reflecting an effective tax rate of 38%.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

  REVENUES

     Total revenues increased 52% to $61.6 million in the year ended December 31, 1998 from $40.4 million in the year ended December 31, 1997. Revenues from core research increased 54% to $46.8 million in the year ended December 31, 1998 from $30.4 million in the year ended December 31, 1997. Increases in total revenues and revenues from core research were primarily attributable to an increase in the number of clients to 1,271 at December 31, 1998 from 1,029 at December 31, 1997, sales of additional research services to existing clients, and the introduction of five new research services and one new quantitative research Service since January 1, 1997.

     Advisory services and other revenues increased 47% to $14.7 million in the year ended December 31, 1998 from $10.0 million in the year ended December 31, 1997. This increase was primarily attributable to demand for the partners and strategy review programs and the addition of three new Forums in 1998.

     Revenues attributable to customers outside the United States increased 44% to $12.6 million in the year ended December 31, 1998 from $8.8 million in the year ended December 31, 1997, and decreased as a percentage of total revenues to 21% for the year ended December 31, 1998 from 22% for the year ended December 31, 1997. The increase in international revenues was primarily due to our opening of an office in Amsterdam, the Netherlands in April 1998 and the addition of direct international sales personnel. We invoice our international clients in U.S. dollars.

     Agreement value grew to $69.1 million at December 31, 1998 from $46.6 million at December 31, 1997. No single client company accounted for more than 3% of agreement value at December 31, 1998, or 3% of revenues for the year ended December 31, 1998.

  COST OF SERVICES AND FULFILLMENT

     Cost of services and fulfillment increased as a percentage of total revenues to 36% in the year ended December 31, 1998 from 34% in the year ended December 31, 1997. These expenses increased 61% to $22.0 million in the year ended December 31, 1998 from $13.7 million in the year ended December 31, 1997. The increase in expense and expense as a percentage of total revenues was principally due to increased analyst staffing for research services and related compensation expense and the addition of three new forum events held in 1998.

  SELLING AND MARKETING

     Selling and marketing expenses decreased as a percentage of total revenues to 34% in the year ended December 31, 1998 from 35% in the year ended December 31, 1997. These expenses increased 47% to $20.9 million in the year ended December 31, 1998 from $14.2 million in the year ended December 31, 1997. The decrease as a percentage of total revenues resulted principally from the larger revenue base in 1998. The increase in expenses was principally due to the addition of direct salespersons and increased sales commission expense associated with increased revenues.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses remained constant as a percentage of total revenues at 11% in the years ended December 31, 1998 and December 31, 1997. These expenses increased 49% to $6.7 million in the year ended December 31, 1998 from $4.5 million in the year ended December 31, 1997. The increase in expenses was principally due to staffing increases and costs associated with the Amsterdam office.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased 129% to $2.8 million in the year ended December 31, 1998 from $1.2 million in the year ended December 31, 1997. The increase in this expense was principally due to investments in our IT infrastructure and costs associated with the opening of the Amsterdam office.

  OTHER INCOME, NET

     Other income, consisting primarily of interest income, increased to $3.0 million in the year ended December 31, 1998 from $2.5 million in the year ended December 31, 1997. This increase resulted from our higher cash and marketable securities balances resulting from positive cash flows from operations.

  INCOME TAX PROVISION

     During the year ended December 31, 1998, we recorded a tax provision of $4.6 million reflecting an effective tax rate of 37.8%. During the year ended December 31, 1997, we recorded a tax provision of $3.7 million reflecting an effective tax rate of 39.7%. The decrease in effective tax rate resulted from a reduction in our effective state tax rate, investments in tax-exempt instruments and the formation of a foreign sales corporation.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

  REVENUES

     Total revenues increased 62% to $40.4 million in the year ended December 31, 1997 from $25.0 million in the year ended December 31, 1996. Revenues from core research increased 67% to $30.4 million in the year ended December 31, 1997 from $18.2 million in the year ended December 31, 1996. Increases in total revenues and revenues from core research were primarily attributable to an increase in the number of clients to 1,029 at December 31, 1997 from 885 at December 31, 1996 and the introduction of six new strategy research services since January 1, 1996. Revenues from our quantitative research service were not material in 1997.

     Advisory services and other revenues increased 48% to $10.0 million in the year ended December 31, 1997 from $6.8 million in the year ended December 31, 1996. This increase was primarily attributable to demand for the partners and strategy review programs and the addition of two new Forums in 1997.

     Revenues attributable to customers outside the United States increased 66% to $8.8 million in the year ended December 31, 1997 from $5.3 million in the year ended December 31, 1996, and also increased as a percentage of total revenues to 22% for the year ended December 31, 1997 from 21% for the year ended December 31, 1996. These increases were due primarily to the addition of direct international sales personnel. We invoice our international clients in U.S. dollars.

     Agreement value grew to $46.6 million at December 31, 1997 from $30.0 million at December 31, 1996. No single client company accounted for more than 2% of agreement value at December 31, 1997 or 3% of revenues for the year ended December 31, 1997.

  COST OF SERVICES AND FULFILLMENT

     Cost of services and fulfillment decreased as a percentage of total revenues to 34% in the year ended December 31, 1997 from 35% in the year ended December 31, 1996. These expenses increased 56% to $13.7 million in the year ended December 31, 1997 from $8.8 million in the year ended December 31, 1996. The expense increase in this period was principally due to increased analyst staffing for strategy research services and related compensation expense. The decrease as a percentage of total revenues was principally due to the increased leverage of our core research services.

  SELLING AND MARKETING

     Selling and marketing expenses decreased as a percentage of total revenues to 35% in the year ended December 31, 1997 from 36% in the year ended December 31, 1996. These expenses increased 58% to $14.2 million in the year ended December 31, 1997 from $9.0 million in the year ended December 31, 1996. The increase in expenses was principally due to the addition of direct salespersons and increased sales commission expense associated with increased revenues. The decrease as a percentage of total revenues was principally due to increased productivity of our direct sales force.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses increased as a percentage of total revenues to 11% in the year ended December 31, 1997 from 10% in the year ended December 31, 1996. These expenses increased 79% to $4.5 million in the year ended December 31, 1997 from $2.5 million in the year ended December 31, 1996. The increases in expense and expense as a percentage of total revenues were principally due to staffing increases in operations and IT, the addition of a human resources department and investment in our infrastructure, including new financial systems.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased 95% to $1.2 million in the year ended December 31, 1997 from $618,000 in the year ended December 31, 1996. The increase in this expense was principally due to purchases of computer equipment, software, office furnishings and leasehold improvements to support business growth.

  OTHER INCOME, NET

     Other income, consisting primarily of interest income, increased to $2.5 million in the year ended December 31, 1997 from $634,000 in the year ended December 31, 1996. This increase resulted from our higher cash and marketable securities balances resulting from positive cash flows from operations and net proceeds from our initial public offering.

  INCOME TAX PROVISION

     During the year ended December 31, 1997, we recorded a tax provision of $3.7 million reflecting an effective tax rate of 39.7%. During the year ended December 31, 1996, we recorded a pro forma tax provision of $1.9 million reflecting an effective tax rate of 40.5%. The decrease in effective tax rate resulted from a reduction in our effective state tax rate and investments in tax-exempt instruments.

QUARTERLY RESULTS OF OPERATIONS

                                                                         THREE MONTHS ENDED
                                           ------------------------------------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                             1998        1998       1998        1998       1999        1999       1999
                                           ---------   --------   ---------   --------   ---------   --------   ---------
                                                                           (IN THOUSANDS)
Core research............................   $10,469    $11,202     $12,354    $12,816     $12,978    $14,773     $17,026
Advisory services and other..............     2,662      3,841       2,716      5,506       4,951      4,898       4,955
                                            -------    -------     -------    -------     -------    -------     -------
Total revenues...........................    13,131     15,043      15,070     18,322      17,929     19,671      21,981
Cost of services and fulfillment.........     4,829      5,782       5,212      6,215       6,612      6,424       6,909
Selling and marketing....................     4,766      5,078       5,194      5,857       6,192      7,276       7,854
General and administrative...............     1,557      1,642       1,647      1,843       2,041      2,213       2,504
Depreciation and amortization............       531        648         760        824         873      1,048         973
                                            -------    -------     -------    -------     -------    -------     -------
Income from operations...................     1,448      1,893       2,257      3,583       2,211      2,710       3,741
Other income, net........................       715        715         765        762         860        895         864
                                            -------    -------     -------    -------     -------    -------     -------
Income before income tax provision.......     2,163      2,608       3,022      4,345       3,071      3,605       4,605
Income tax provision.....................       821        991       1,148      1,631       1,167      1,370       1,750
                                            -------    -------     -------    -------     -------    -------     -------
Net income...............................   $ 1,342    $ 1,617     $ 1,874    $ 2,714     $ 1,904    $ 2,235     $ 2,855
                                            =======    =======     =======    =======     =======    =======     =======
Basic net income per common share........   $  0.08    $  0.10     $  0.11    $  0.16     $  0.11    $  0.13     $  0.16
                                            =======    =======     =======    =======     =======    =======     =======
Diluted net income per common share......   $  0.07    $  0.09     $  0.10    $  0.14     $  0.10    $  0.12     $  0.14
                                            =======    =======     =======    =======     =======    =======     =======

                                                                    AS A PERCENTAGE OF REVENUES
                                           ------------------------------------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                             1998        1998       1998        1998       1999        1999       1999
                                           ---------   --------   ---------   --------   ---------   --------   ---------
Core research............................      80%        74%         82%        70%         72%        75%         77%
Advisory services and other..............      20         26          18         30          28         25          23
                                              ---        ---         ---        ---         ---        ---         ---
Total revenues...........................     100        100         100        100         100        100         100
Cost of services and fulfillment.........      37         38          35         34          37         33          31
Selling and marketing....................      36         34          34         32          35         37          36
General and administrative...............      12         11          11         10          11         11          11
Depreciation and amortization............       4          4           5          5           5          5           5
                                              ---        ---         ---        ---         ---        ---         ---
Income from operations...................      11         13          15         20          12         14          17
Other income, net........................       5          5           5          4           5          4           4
                                              ---        ---         ---        ---         ---        ---         ---
Income before income tax provision.......      16         18          20         24          17         18          21
Income tax provision.....................       6          7           8          9           6          7           8
                                              ---        ---         ---        ---         ---        ---         ---
Net income...............................      10%        11%         12%        15%         11%        11%         13%
                                              ===        ===         ===        ===         ===        ===         ===

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations through funds generated from operations. Memberships for research, which constituted approximately 75% of our revenues for the nine months ended September 30, 1999, are annually renewable and are generally payable in advance. We generated $16.7 million in cash from operating activities during the nine months ended September 30, 1999 and $7.7 million during the nine months ended September 30, 1998.

     During the nine months ended September 30, 1999, we used $20.7 million of cash in investing activities, consisting primarily of $2.6 million for net purchases of property and equipment, $1.0 million for a minority investment in Greenfield Online, Inc., and $16.3 million for net purchases of marketable securities. We regularly invest excess funds in short-and intermediate-term interest-bearing obligations of investment grade.

     As of September 30, 1999, we had cash and cash equivalents of $15.4 million and $72.1 million in marketable securities. We do not have a line of credit and do not anticipate the need for one in the foreseeable future. We plan to continue to introduce new products and services and to invest in our infrastructure over the next 12 months. We believe that our current cash balances, marketable securities and cash flows from operations will satisfy working capital, financing activities and capital expenditure requirements for at least the next two years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

     INTEREST RATE SENSITIVITY. We maintain an investment portfolio consisting mainly of corporate obligations, federal agency obligations, state and municipal bonds and U.S. Treasury notes with a weighted-average maturity of less than one year. These held-to-maturity securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 1999, the fair market value of the portfolio would decline by an immaterial amount. We have the ability to hold our fixed income investments until maturity. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

     Principal amounts by expected maturity in U.S. Dollars (in thousands except interest rates):

                                              FAIR VALUE AT                           FY 2001
                                              SEPTEMBER 30,                             AND
                                                  1999         FY 1999    FY 2000    THEREAFTER
                                              -------------    -------    -------    ----------
Cash equivalents............................     $14,244       $14,244    $    --     $    --
Weighted average interest rate..............        4.40%         4.40%        --%         --%
Investments.................................     $72,078       $ 9,792    $29,127     $33,159
Weighted average interest rate..............        5.03%         4.50%      5.12%       5.12%
          Total portfolio...................     $86,322       $24,036    $29,127     $33,159
Weighted average interest rate..............        4.93%         4.44%      5.12%       5.12%

     FOREIGN CURRENCY EXCHANGE. On a global level, we face exposure to adverse movements in foreign currency exchange rates. This exposure may change over time as business practices evolve and could have a material adverse impact on our financial results. Historically, our primary exposure had been related to non-dollar-denominated operating expenses in Europe, Canada and Asia, where we sell primarily in U.S. dollars. The introduction of the Euro as a common currency for members of the European Monetary Union has taken place in our fiscal year 1999. We have not determined what impact, if any, the Euro will have on foreign exchange exposure. We are prepared to hedge against fluctuations the Euro will have on foreign exchange exposure if this exposure becomes material. As of September 30, 1999, the assets and liabilities related to non-dollar-denominated currencies was approximately $1.3 million.

                                    BUSINESS

OVERVIEW

     We are a leading independent Internet research firm that conducts research and analysis on the impact of the Internet and emerging technologies on business strategy, consumer behavior and society. We provide our clients with a comprehensive and integrated perspective on technology and business, which we call the Whole View of Internet commerce. Our Whole View approach helps companies evolve their business models and infrastructure to embrace broader on-line markets and to scale their Internet operations. We help our clients develop e-business strategies that use the Internet and other emerging technologies to win customers, identify new markets and gain competitive operational advantages. We target our products and services to large enterprises, Internet companies and technology vendors. Senior management, business strategists and marketing and technology professionals use our prescriptive, actionable research to understand and capitalize on the Internet and emerging business models and technologies.

     In addition to analyzing the Internet, we also use Internet technologies as an integral part of our business. We have developed a technology platform that we call "Forrester eResearch" which allows us to conduct, design, sell and deliver our research over the Internet in a format specifically developed to maximize its impact and effectiveness. Our eResearch platform enhances our research data and content quality and provides our clients with instant access to our research, on-line tools and presentations and interactive services.

     We offer our clients annual memberships which provide access to our research on specific business issues and technology topics. These issues and topics include the impact that the application of the Internet and emerging technologies may have on business models, operational strategy, financial results, investment priorities, organizational effectiveness and staffing requirements. We also provide advisory services to clients that explore in greater detail the issues and topics covered by our research. We host Forum events, conferences devoted to critical business and technology issues, which bring our clients and major technology and business leaders together to discuss the impact of technology change on business. Additionally, we offer our clients bit products that consist of research that is collected, analyzed and sold directly on the Internet.

INDUSTRY BACKGROUND

     Internet commerce and emerging technologies continue to rapidly transform businesses. The rise of both new business models and consumers who are empowered by the Internet requires companies to adapt their pricing, distribution, sales channels and supply chains to remain competitive. Decisions about how to develop e-commerce strategies, how to leverage new media for advertising and marketing and how to capitalize on e-business technologies have become increasingly complex, requiring participation from corporate leaders, line-of-business managers, marketing executives and technology professionals. Together, these individuals must work to reduce and even eliminate the traditional separations between marketing, business strategy and technology to reach new markets, gain competitive advantage and develop high customer service and loyalty levels. Developing a comprehensive and coordinated e-business strategy is difficult because as technology change accelerates, consumers and businesses adopt new methods of buying and selling and markets grow increasingly dynamic.

     Consequently, demand is growing for external sources of expertise that provide independent business advice spanning a variety of areas including Internet commerce, e-business technologies and consumer behavior. We believe there is a need for objective research which is thematic, prescriptive and actionable and which provides a comprehensive perspective on the integrated use of technology in business.

FORRESTER'S SOLUTION

     We believe that our Internet business and technology expertise enables us to offer our clients the best available research on Internet commerce and emerging business models and technologies. Our solution provides our clients with:

          THE WHOLE VIEW OF INTERNET COMMERCE. We provide our clients with a comprehensive and integrated perspective on emerging technologies and business, which we call the Whole View of Internet commerce. Our approach helps guide our clients in the evolution of their business models and infrastructure. We deliver the Whole View by organizing our research into lenses -- focused selections of our research addressing various business issues and technology topics -- within our three coverage areas: Internet Commerce, eBusiness Technology and Technographics Data & Analysis.

          TOOLS TO DEVELOP EBUSINESS STRATEGIES. Our research and advisory services analyze technology and its relation to, and impact on, evolving markets and business issues. This enables our clients to:

             - assess potential new markets, competitors, products and services;

             - anticipate technology-driven business model shifts;

             - understand how the Internet and other emerging technologies can improve business processes;

             - educate and inform strategic decision makers in their
               organizations; and

             - capitalize on emerging technologies.

          EXPERTISE ON THE INTERNET AND EMERGING TECHNOLOGIES. We started our business in 1983 and have a long history of and extensive experience in identifying emerging technology trends and providing research and actionable advice on the impact of technology on business. This history and experience allowed us early on to identify and analyze the impact that the Internet would have on businesses, consumers and society, and to launch our first Internet-focused research efforts in 1993. Our research analysts have many years of industry experience, are frequent speakers at business and technology conferences and symposiums, and are frequently quoted in the press and other publications. They enjoy direct access to the leaders and decision-makers within large enterprises, Internet companies and technology vendors. We provide our research analysts with rigorous training to ensure that they have the skills to challenge conventional viewpoints and provide prescriptive, actionable insight and research to achieve our key values.

          INTERNET-BASED, ACTIONABLE ERESEARCH THAT ACCELERATES
     DECISION-MAKING. Our eResearch platform, specifically developed for electronic distribution and use over the Internet, increases the relevancy, timeliness and usefulness of our research. We distill the abundance of information, developments and data into concise and easy-to-read formats to facilitate rapid decision-making. Our web site offers advanced personalization features, downloadable data and graphics and intuitive navigation and search features which provide clients with the access and flexibility to accelerate deployment of our ideas and analysis.

          TIMELY INSIGHTS INTO CHANGING CONSUMER BEHAVIOR. Our Technographics Data & Analysis coverage area and several of our bit products provide primary data, quantitative research and prescriptive advice to help our clients understand consumers' attitudes, abilities and motivations regarding the Internet and technology. We annually interview more than 200,000 households in North America and Europe. Our clients use our Technographics research to assess specific consumer segment behavior, identify emerging consumer trends and adapt their business strategies accordingly.

FORRESTER'S STRATEGY

     We seek to maintain and enhance our position as a leading Internet research firm and to capitalize on the growing demand for our research by:

          IDENTIFYING AND DEFINING NEW INTERNET BUSINESS MODELS, TECHNOLOGIES AND MARKETS. We seek to position ourselves ahead of other research firms by delivering strategic research and analysis on the impact of the Internet and other new and emerging technologies on business models and technology infrastructure. We believe that our research methodology and our creative culture allow us to identify and analyze rapid shifts in the use of the Internet and other emerging technologies before these changes appear on the horizons of most users, vendors and other research firms. Our early identification of these shifts enables us to offer research and introduce new products and services that help our clients capitalize on the Internet and emerging business models.

          LEVERAGING ERESEARCH. Our focus on sales of research that is produced for and delivered on the Internet allows us to provide value to our clients and increase our revenues. Our business model, eResearch technology platform and research methodology allow us to increase sales of existing products and to rapidly introduce new products and services without incurring significant incremental costs. We intend to continue to use the Internet to both increase sales of our research and introduce innovative products.

          EXPANDING MULTIPLE SALES CHANNELS. We plan to continue to expand our direct sales force and to develop new methods to sell directly from our web site and through new on-line affiliates and intermediaries. We sell our products and services through our headquarters in Cambridge, Massachusetts, our European headquarters in Amsterdam, the Netherlands and our office in London. We are also in the process of opening remote sales offices in New York, Chicago and San Francisco. Our direct sales force increased 52% from 95 on September 30, 1998 to 144 on September 30, 1999. As we continue to expand our direct sales force we seek to increase the average sales volume per sales representative, lengthen the average tenure of our sales representatives and sales management and shorten our sales cycle through marketing initiatives. In 1999, we introduced Baseline Research for Internet Entrepreneurs and the Baseline Affiliates Program to sell our research to the emerging market for Internet entrepreneurs through our web site and other affiliate web sites.

          GROWING OUR CLIENT BASE WORLDWIDE AND INCREASING SALES TO EXISTING CLIENTS. We believe that our products and services can continue to be successfully marketed and sold to new client companies worldwide and to new organizations within existing client companies. We believe that within our client base of 1,558 clients, there is ample opportunity to sell additional products and services. In addition, we intend to continue expanding our international presence as the growing use of the Internet and the need for e-business strategies increase the demand for external sources of objective research.

          ATTRACTING AND RETAINING OUTSTANDING RESEARCH PROFESSIONALS. The knowledge and experience of our analysts are critical elements of our ability to provide high-quality products and services. Through our on-going recruiting efforts, we seek to hire outstanding research professionals from varied backgrounds and a wide range of industries. We believe that our culture, which emphasizes excellence, cooperation and creativity and fosters a dedication to quality research, helps us to attract and retain high-caliber research professionals. We provide a competitive compensation structure and recognition and rewards for excellent individual and team performance.

          OPTIMIZING THE USE OF NEW TECHNOLOGY. Our eResearch platform allows us to conduct, design, sell and deliver our research over the Internet. Through this platform we can:

        - create Internet-based products that we sell on-line;

        - create research tools that allow us to perform research on the Internet;

        - conduct direct marketing campaigns;

        - improve sales leads fulfillment;

        - create links to on-line affiliates; and

        - accelerate the production of our research.

     We intend to continue to use emerging technologies to improve the reach and quality of our research.

PRODUCTS AND SERVICES

     We offer annually renewable memberships which provide our clients access to research in the following coverage areas:

     - INTERNET COMMERCE. Addresses the challenges of leveraging the Internet for sales, trade, marketing and content delivery.

     - eBUSINESS TECHNOLOGY. Analyzes the strategic and organizational issues related to developing and managing technology infrastructures, products and applications.

     - TECHNOGRAPHICS DATA & ANALYSIS. Delivers both primary data and quantitative research based on surveys of over 200,000 North American and European households analyzed and categorized into relevant market segments to help organizations capitalize on changing consumer behavior.

     In addition, we offer the following products and services:

     - BIT PRODUCTS. Consist of research that is collected, analyzed and sold directly on the Internet.

     - ADVISORY SERVICES. Provide our clients with a proactive relationship with our analysts to develop strategies for specific corporate goals.

     - FORUM EVENTS. Provide one or two-day conferences for our clients with major technology and business leaders devoted to leading technology issues.

     We work with each client to design a portfolio of relevant research lenses, advisory services and Forum seats to address its specific business objectives.

RESEARCH

     Each of our coverage areas -- Internet Commerce, eBusiness Technology and Technographics Data & Analysis -- includes research lenses that focus on research relevant to specific business issues and topics. Within each coverage area we offer three different levels of lenses:

        - a Comprehensive lens which contains all of the research within a particular coverage area;

        - Industry/Infrastructure lenses which provide research that is focused on a specific vertical market or a discrete element of technology infrastructure; and

        - Issue-Specific lenses which address specific research on particular business or technology topics.

     The following table lists the lenses available within our three coverage areas:

--------------------------------------------------------------------------------------------------
                                       COMPREHENSIVE LENSES
              INTERNET                 eBUSINESS                     TECHNOGRAPHICS
              COMMERCE                 TECHNOLOGY                    DATA & ANALYSIS
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                              INDUSTRY/INFRASTRUCTURE-FOCUSED LENSES
  Business Trade On-line               Applications, Development, &  Technographics
                                       Data                          Consumer Technology
  Healthcare Online
                                       Computing, Networks, &        Technographics Europe
  New Media                            Communications
                                                                     Technographics Personal
  On-line Financial Services           IT Leadership                 Finance
  On-line Retail                                                     Technographics Retail & Media
                                                                     Technographics Travel
                                                                     Technographics
                                                                     Young Consumer
--------------------------------------------------------------------------------------------------
                                      ISSUE-SPECIFIC LENSES
  Branding & Advertising               European Corporate            Technographics
  On-line                              Technologies                  Benchmark Research
  Commerce Technology                  Future of Public Networks
  Consumer Technology                  IT Organizations & Budgets
  European Internet Commerce
                                       Supply Chain Technology
  Future of Customer Service
                                       Technology Services
  Future of TV & Entertainment         & Outsourcing
  Site Design & Management
--------------------------------------------------------------------------------------------------

     Each client that purchases research in the Internet Commerce and eBusiness Technology coverage areas receives a combination of the following:

     - Forrester reports that deliver a concise, forward-looking analysis of a significant technology topic and

     - Forrester briefs that offer succinct, timely examinations of current industry developments written as events demand.

     Clients who purchase Comprehensive lenses receive approximately 100 reports and 150 briefs; Industry/Infrastructure lens clients receive approximately 50 reports and 75 briefs; and Issue-Specific lens clients receive approximately 20 reports and 40 briefs.

     Each client that purchases research in the Technographics Data & Analysis Coverage Area receives a combination of:

     - Forrester reports, PowerPoint presentations, briefs and workshops;

     - relevant data sorted through our segmentation model;

     - dedicated staff to help apply the quantitative data to specific client projects; and

     - access to a network of leading market research, media measurement and direct marketing organizations.

     Comprehensive lens clients receive 14 reports, Industry/Infrastructure lens clients receive four reports and Issue-Specific lens clients receive one report.

BIT PRODUCTS

     Our bit products consist of research that is collected, analyzed and sold directly on the Internet. Our bit products allow us to use the Internet as both an active, real-time, research tool and a direct sales and distribution channel. We use these products to provide clients with timely information, to collect data at a low cost and to quickly access new markets that we previously did not reach with our direct sales channel.

     We currently offer the following bit products:

     - THE eBUSINESS VOYAGE -- an on-line tool that allows businesses to assess their responses to the Internet and Internet technologies using a variety of metrics and permits them to benchmark their e-business development strategies against their peers and competitors.

     - POWERRANKINGS -- an on-line ranking of business web sites. We create our PowerRankings using on-line consumer surveys and unbiased expert analysis. PowerRankings provide objective research to help consumers choose leading Internet sites in different industries such as brokerage, toys and apparel and provide e-commerce vendors with an independent assessment of their efforts in the market.

     - BASELINE RESEARCH -- concise packages of research sold directly on our web site and through a network of affiliated web sites. This research offers small business executives, independent consultants and developers access to a limited group of research reports focused on a particular topic within a research lens.

     - INTERNET ADWATCH -- an interactive tracking tool that enables advertisers and publishers in the United Kingdom to monitor on-line advertising campaigns and spending. The service records advertising on hundreds of web sites. We combine this data with advertising rates, traffic information and submissions from the sites to estimate advertising spending levels.

     - INTERNET USER MONITOR -- an on-line survey of Internet users collected by placing "pop-up" questionnaires on major commercial web sites in the United Kingdom. This data is then cross-referenced with face-to-face consumer interviews to provide data on web users' attitudes and behaviors. In 1999, the Internet User Monitor surveyed approximately 100,000 users on-line.

ADVISORY SERVICES

     Our advisory services provide a number of ways for our clients to interact directly with our analysts. These services leverage our research expertise to address clients' long-term planning issues and align our research and insight with clients' specific goals. Our advisory service programs include:

     - Partners Program

     - eBusiness Review Program

     - Web Site Review Program

     - Strategy Workshops

     - Speeches

In addition to research lenses, clients purchasing a membership to a Partners Program or an eBusiness Review Program engage in regular, structured interactions with our analysts. These interactions may include advisory days which consist of full day interactions with one or more of our analysts, advisory calls which consist of two-hour phone conversations with our analysts, and strategy workshops which allow clients to meet with both peer executives and Forrester analysts. These clients also are assigned a navigator -- a proactive research liaison who maintains an understanding of the client's business objectives.

     Clients who join the Web Site Review Program receive targeted, action-oriented assessments of their corporate web site and its role in their company's on-line strategies. Our strategy workshops are full day presentations and interactive exercises that focus on particular business and technology issues. Recent workshops have included: Building Internet Customer Service, Making Deals with Portals, The Future of Interactive Media, and Business Trade and the Impact of New Channel Relationships. In addition, our clients may join our research inquiry network, a call center with a staff dedicated to providing additional information about our research, methodologies, coverage areas and sources.

FORUM EVENTS

     We also host Forum events in various locations throughout the year. These Forums bring together senior executives for a one or two-day conference to network with their peers and hear leaders from the technology industry and other business sectors discuss the impact of technology change on business. We intend to host the following Forum events in 2000:

                       UNITED STATES                                  EUROPE
                       -------------                                  ------
Business to Business Technology Leadership Forum              Executive Strategy Forum
Finance & Technology Forum                                    Retail & Marketing Forum
Retail & Marketing Forum                                      Interactive Channels
Executive Strategy Forum                                      Retail Online
Healthcare Forum                                              Personal Finance Online
                                                              Media Online

PRICING AND CONTRACT SIZE

     The prices for contracts that include only research are a function of the number of lenses purchased and the number of research recipients within the client organization. The average contract for annual memberships for research only at September 30, 1999 was approximately $36,000, an increase of 32% from $27,200 at September 30, 1998. The prices for contracts that include research and advisory services are also a function of the number of lenses purchased, the number of research recipients within the client organization and the amount and type of advisory services. All memberships to our advisory services include research. The average contract for an annual membership for our level one Partners Program at September 30, 1999 was approximately $148,800, an increase of 20% from $124,200 at September 30, 1998. The average contract for an annual membership for our level two Partners Program at September 30, 1999 was approximately $61,700, an increase of 14% from $53,900 at September 30, 1998.

     We believe that the agreement value of contracts to purchase research and advisory services provides a significant measure of our business volume. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time without regard to how much revenue has already been recognized. Agreement value grew 48% to $89.9 million at September 30, 1999 from $60.6 million at September 30, 1998.

RESEARCH ANALYSTS AND METHODOLOGY

     We employ a structured methodology in our research which enables us to identify and analyze emerging technology trends, markets and audiences and ensures consistent research quality and recommendations across all research lenses. Our research provides consistent research themes and comprehensive coverage of Internet and emerging technology issues across our coverage areas.

     Our research process subjects initial ideas to research, analysis and rigorous validation, and produces conclusions, predictions and recommendations. In the Internet Commerce and eBusiness Technology coverage areas, we use the following primary research methods:

     - confidential interviews with early adopters of new technology, technology vendors and users and consumers;

     - regular briefings with vendors to review current positions and future directions; and

     - input from clients and third parties gathered during advisory sessions.

In the Technographics Data & Analysis coverage area, we combine our qualitative research methodology with traditional survey research methodologies such as correlations, frequencies, cross-tabulations and multi-variant statistics to produce research reports, quantitative survey data and data insights. We use a third-party data vendor for data collection and tabulation.

     Our research begins with discussion sessions with analysts where they generate ideas for research. Analysts test ideas throughout the research report process at informal and weekly research meetings. Our reports are consistent in format and we require our analysts to write research reports in a structure that combines graphics and easy-to-read text to deliver concise, decisive and objective research to our clients. At the final stage of the research process, senior analysts meet to test the conclusions of each research report. An analyst who has not been involved in the creation of a particular report reviews the report to ensure quality, clarity and readability. All research is reviewed and graded by senior research management.

SALES AND MARKETING

     Our sales force is located primarily at our headquarters in Cambridge, Massachusetts, our European headquarters in Amsterdam, the Netherlands and our London office. We have made a substantial investment in our direct sales force to better serve clients and address additional markets. We employed 144 sales representatives as of September 30, 1999, an increase of 52% from 95 as of September 30, 1998. Our direct sales force consists of:

     - account managers who are responsible for maintaining and leveraging the current client base by renewing and selling additional products and services to existing clients;

     - account executives who develop new business in assigned territories;

     - regional sales directors who focus on high-level client contact and service; and

     - telesales representatives who operate out of our headquarters in Cambridge.

     We also sell our research products directly on-line through our web site and through a network of affiliate web sites that are authorized to sell limited portions of our research on-line. We also use eight local independent sales representatives to market and sell our products and services internationally in Argentina, Australia, Brazil, France, Italy, Korea, South Africa and Spain.

     Our marketing efforts are designed to increase awareness of the Forrester brand and further our reputation as a leader in Internet and emerging technologies research. We actively promote brand awareness through our web site, Forum events, extensive worldwide press relations, and, direct mail campaigns. We also employ an integrated direct marketing strategy that uses Internet, mail and telephone channels for identifying and attracting high-quality sales leads. We encourage our analysts to increase our visibility by having their research ideas selectively distributed through various Internet, print and television outlets.

     As of September 30, 1999, our research was delivered to 1,558 client companies. No single client company accounted for over 2% of our revenues for the nine-months ended September 30, 1999.

COMPETITION

     We believe that the principal competitive factors in our industry include the following:

     - independence from vendors and clients;

     - quality of research and analysis;

     - timely delivery of information;

     - the ability to leverage new technologies;

     - the ability to offer products that meet the changing needs of organizations for research and analysis;

     - customer service; and

     - price.

     We believe that we compete favorably with respect to each of these factors. We believe that our early focus on eBusiness strategies and the Internet is a significant competitive advantage. Additionally, we believe that our advanced eResearch technology platform, our Whole View research approach, and easy-to-read research format distinguish us from our competitors.

     We compete in the market for research on and about the Internet. Our principal direct competitors include other independent providers of similar services as well as Internet and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market and new competitors could readily seek to compete against us in one or more market segments addressed by our research. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

EMPLOYEES

     As of September 30, 1999, we employed a total of 396 persons, including 123 research staff, 185 sales and marketing personnel and 88 operations personnel.

     Our culture emphasizes certain key values -- client service, quality and creativity -- that we believe are critical to our future growth. We promote these values through rigorous training and frequent recognition for achievement. We encourage teamwork and promote individuals who foster these values. Each new employee that we hire undergoes a week-long training process. This training includes presentations by our executives which focus on our corporate goals and workshops and provides individuals with the skills necessary to achieve our key values.

     All members of our research staff participate in our incentive compensation bonus plan. Their performance is measured against individual and team goals to determine an eligible bonus that is funded by our overall performance against key business objectives. Individual and team goals include on-time delivery of high-quality research and advisory services support to clients. In addition, analysts, research directors and research management are eligible to receive equity awards under our incentive stock option plan.

     All of our direct sales representatives participate in our annual commission plan. Under this plan, we pay commissions monthly to sales personnel based upon attainment of net bookings against established quotas. In addition, all account managers, account executives, regional managers, and regional directors are eligible to participate in our incentive stock option plan based on performance.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth information about our directors and executive officers as of January 27, 2000.

                 NAME                    AGE                     POSITION
                 ----                    ---                     --------
George F. Colony.......................   45    Chairman of the Board, President, and Chief
                                                  Executive
Richard C. Belanger....................   35    Chief Technology Officer
Joel Blenner...........................   56    Vice President, World Wide Sales
William M. Bluestein, Ph.D. ...........   42    Vice President, Corporate Strategy and
                                                  Development
John W. Boynton........................   34    Vice President, Business Development
Stanley Dolberg........................   49    Vice President, Research
Emily Nagle Green......................   42    Managing Director, Forrester Research B.V.
Mary A. Modahl.........................   37    Vice President, Research
Timothy M. Riley.......................   47    Vice President, Strategic Growth
Susan M. Whirty........................   42    Chief Financial Officer, Vice President,
                                                  Operations and General Counsel
Henk W. Broeders.......................   47    Director
Robert M. Galford......................   46    Director
George R. Hornig.......................   45    Director
Michael H. Welles......................   45    Director

                            ------------------------

     GEORGE F. COLONY, Forrester's founder, has served as President and Chief Executive Officer since its inception in July 1983.

     RICHARD C. BELANGER became Forrester's Chief Technology Officer in May 1998. Prior to joining Forrester, from 1996 to 1998, Mr. Belanger served as Vice President of Interactive Media and Vice President of Technology for Mainspring Communications, an Internet strategy research consulting firm. He was Vice President of Technology at Information Access Company, an on-line information provider, from 1995 to 1996, and Vice President of Information Services at Information Access Center, formerly Ziff-Davis Technical Information Company, from 1992 to 1995.

     JOEL BLENNER became Forrester's Vice President, World Wide Sales in April 1999. Prior to joining Forrester, Mr. Blenner was Vice President of Sales at MicroTouch Systems, a supplier of touch and pen sensitive input screens, from 1996 to 1999 and Vice President of North American Sales at Corporate Software, a reseller of software and services for personal computers, from 1989 to 1992.

     WILLIAM M. BLUESTEIN, Ph.D., currently serves as Vice President, Corporate Strategy and Development. He was previously Forrester's Group Director, New Media Research from 1995 to 1997, Director and Senior Analyst with Forrester's People & Technology Strategies from 1994 to 1995, and Director and Senior Analyst with Forrester's Computing Strategies from 1990 to 1993.

     JOHN W. BOYNTON currently serves as Vice President, Business Development. He was Director, Business Development in 1997. Prior to joining Forrester, Mr. Boynton was a Senior Associate with Mercer Management Consulting, a global strategy consulting firm from 1995 to 1997, and Co-founder and President of CompTek International, Inc., a networking and telecommunications products and services distributor based in the former Soviet Union, from 1990 to 1995.

     STANLEY DOLBERG currently serves as Forrester's Vice President, Research. Mr. Dolberg was previously our Group Director for the business-to-business strategy research group and Director of Commerce Technology Strategies from 1998 to 1999. He was also the Director of Software from 1996 to 1998 and a Senior Analyst for the Software Team from 1995 to 1996.

     EMILY NAGLE GREEN became Forrester's Managing Director, Forrester Research B.V. in January 1998. She was previously Director, People & Technology Strategies, from 1996 to 1998. Prior to joining Forrester, Ms. Green was Vice President of Marketing and Sales at Point of View, Inc., a video technology training firm, from 1994 to 1995, and Vice President of Strategic Marketing for ADC Fibermux, a computer networking hardware manufacturer, from 1991 to 1994.

     MARY A. MODAHL currently serves as Vice President, Research. She was previously Vice President, New Media Research from 1997 to 1998, Group Director, New Media Research, from 1995 to 1997, Director and Senior Analyst with Forrester's People & Technology Strategies from 1994 to 1995, and Senior Analyst with Forrester's Computing Strategies from 1993 to 1994.

     TIMOTHY M. RILEY became Forrester's Vice President, Strategic Growth in 1997. Prior to joining Forrester, Mr. Riley served as the Vice President of Human Resources at Renaissance Solutions, a strategy and knowledge management consulting firm, from 1993 to 1997. Mr. Riley served as Director of Human Resources at Bolt Beranek and Newman, a technology research and development company, from 1987 to 1993.

     SUSAN M. WHIRTY, Esq. is currently Chief Financial Officer, Vice President, Operations, and General Counsel. Ms. Whirty has served as Forrester's Chief Financial Officer since May 1998. She was previously Vice President, Operations and General Counsel from 1997 to 1998, and Director, Operations and General Counsel from 1993 to 1997.

     HENK W. BROEDERS became a director of Forrester in May 1998 when he was elected at last year's Annual Meeting. Mr. Broeders is currently an Executive Director of Cap Gemini N.V., a management consulting firm located in the Netherlands. From 1992 to 1998, Mr. Broeders was General Manager of IQUIP Informatica B.V., a software company in the Netherlands.

     ROBERT M. GALFORD became a director of Forrester in November 1996. Mr. Galford is currently the Executive Vice President and Chief People Officer at Digitas, Inc., an Internet professional services firm. From 1994 to 1999 he consulted to professional services firms and taught in the Executive Programs at the Kellogg School of Management at Northwestern University and Columbia University's Graduate School of Business. Before joining Columbia's Executive Programs, he taught at Boston University from 1993 to 1994. Prior to his work in executive education, Mr. Galford was Vice President of the MAC Group from 1986 to 1991 and its successor firm, Gemini Consulting, from 1991 to 1994.

     GEORGE R. HORNIG became a director of Forrester in November 1996. Mr. Hornig is currently Managing Director at Credit Suisse First Boston, an investment banking firm. He was an Executive Vice President of Deutsche Bank Americas Holding Corporation, a diversified financial services holding company, and several of its affiliated entities, from 1993 to 1998. He is also Director of Unity Mutual Life Insurance Company, SL Industries, Inc. and U.S. Timberlands Company, L.P.

     MICHAEL H. WELLES became a director of Forrester in November 1996. Mr. Welles has been Vice President of News Operations for NewsEdge Corporation since February 1998. He previously served as Vice President of Engineering at Individual, Inc. from May 1997 to February 1998, General Manager, Next Generation Products for Lotus Development Corporation from 1994 to 1997, and General Manager of Lotus Improv development team from 1991 to 1994.

                              SELLING STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of our common stock by each of the selling stockholders as of January 25, 2000. Each of the selling stockholders is an employee or director of Forrester. The "Options" columns reflect shares of our common stock subject to options currently exercisable or exercisable within 60 days after January 25, 2000, which are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

     Each of the stockholders has sole voting and investment power over the shares of common stock shown as beneficially owned. Except as otherwise indicated in the table, the address for Mr. Colony is c/o Forrester Research, Inc., 400 Technology Square, Cambridge, Massachusetts 02139.

                                    SHARES BENEFICIALLY                                              SHARES BENEFICIALLY
                                 OWNED BEFORE THE OFFERING                                        OWNED AFTER THE OFFERING
                               ------------------------------                                   -----------------------------
                                      NUMBER                     NUMBER OF       PERCENT OF           NUMBER
           SELLING             --------------------             SHARES BEING   HOLDINGS BEING   -------------------
         STOCKHOLDER             SHARES     OPTIONS   PERCENT     OFFERED        OFFERED(1)      SHARES     OPTIONS   PERCENT
         -----------           ----------   -------   -------   ------------   --------------   ---------   -------   -------
George F. Colony(2)..........  11,381,646    12,000    58.64%    2,000,000         17.55%       9,181,646    12,000    46.24%
Neil Bradford................     401,704         0     2.07%       80,000         17.08%         321,704         0     1.62%
William Reeve................     401,704         0     2.07%       70,000         14.95%         331,704         0     1.67%
Mary A. Modahl...............      66,610   210,652     1.41%      100,000         18.26%          66,610   110,652        *
William M. Bluestein Ph.D....      60,992   189,170     1.28%      100,000         18.60%          21,122   129,040        *
Susan M. Whirty..............       2,870   130,546        *        36,934          9.81%           2,740    93,742        *
Emily Nagle Green............       7,000    83,360        *        40,000         14.51%           7,000    43,360        *
Robert Dowson................           0    89,258        *        22,000         14.11%               0    67,258        *
Joel Blenner.................           0    75,066        *        75,066         36.02%               0         0        *
John W. Boynton..............      11,436    44,032        *         4,000          3.26%          11,436    40,032        *
Stanley Dolberg..............           0    52,640        *        40,000         14.35%               0    12,640        *
Timothy M. Riley.............           0    44,272        *        40,000         22.05%               0     4,272        *
Richard C. Belanger..........           0    26,012        *        24,000         11.44%               0     2,012        *
Robert M. Galford............       2,400    11,998        *         8,000         26.32%           2,400     3,998        *

---------------
 *  Less than 1%.

(1) These percentages are calculated using all shares and options, whether or not exercisable within 60 days after January 25, 2000, held by the selling stockholder.

(2) Includes 790 shares held by Mr. Colony's wife as to which he disclaims beneficial ownership. The information about shares beneficially owned by Mr. Colony before the offering includes 696,553 shares which are subject to options granted by Mr. Colony to six key employees and the information about shares beneficially owned by Mr. Colony after the offering assumes that options for 200,000 of these shares have been exercised.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 125,000,000 shares of common stock, par value $.01 per share, and 500,000 shares of preferred stock, par value $.01 per share. As of December 31, 1999, 19,408,064 shares of our common stock were issued and outstanding and no shares of preferred stock were outstanding. The number of authorized shares gives effect to an amendment to our certificate of incorporation to increase the number of authorized common shares to 125,000,000 expected to be effective on or about February 7, 2000 and the number of outstanding shares has been adjusted to reflect the two-for-one stock split to be effected as a 100% stock dividend, expected to be distributed on or about February 7, 2000 to stockholders of record on January 31, 2000.

     The following summary of our securities and provisions of our certificate of incorporation and our bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. They do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of our common stock are entitled to share ratably in any dividends that may be declared by the board of directors out of legally available funds therefor. Upon any liquidation, dissolution or winding up of Forrester, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders, in each case after payment of all of our liabilities and subject to preferences that may be applicable to any series of preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares to be issued by us in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors has the authority, without further action by the stockholders, to issue from time to time, shares of preferred stock in one or more series. The board of directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock. The issuance may also have the effect of discouraging, delaying or preventing a change in control of Forrester, regardless of whether the transaction may be beneficial to stockholders. We have no current plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We have entered into a registration rights agreement with Mr. Colony. Under this agreement, Mr. Colony is entitled to include shares of Forrester that he holds in any registration of shares by us for our own account or for the account of another person, subject to certain exceptions. Mr. Colony may also require us to register shares that he holds having a fair market value of at least $5 million pursuant to this agreement, except that we are not required to effect such registration more than twice or at certain times described in the agreement. We are required to pay all expenses incurred in connection with any such registration. We have also entered into a registration rights agreement with Neil Bradford and William Reeve in connection with our acquisition of Fletcher Research Limited which requires us to register a portion of their shares of common stock and to keep this registration statement effective until November 2000. After the offering and the expiration of the lock-up agreement with the underwriters, 50,852 shares of common stock held by them will be eligible for resale under this registration statement.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Section 203 of the General Corporation Law of Delaware, an antitakeover law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. Our certificate of incorporation provides that we are not subject to the provisions of Section 203.

     Our certificate of incorporation and bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Forrester.

     Our certificate of incorporation and bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of the stockholders may only be called by the chairman of the board of directors, the chief executive officer or, if none, the president or by the board of directors. Under our bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because even if such person acquired a majority of our outstanding voting securities it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders' meeting, and not by written consent.

     Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

LIMITATION OF LIABILITY

     Our certificate of incorporation contains provisions:

     - eliminating a director's liability to us or our stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law; and

     - obligating us to indemnify our officers and directors to the fullest extent permitted by the General Corporation Law of Delaware.

     We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

STOCK TRANSFER AGENT

     The transfer agent and registrar for our common stock is Boston EquiServe, LP.

                                  UNDERWRITING

     Forrester, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Adams, Harkness & Hill, Inc., Thomas Weisel Partners LLC, FAC/Equities, a division of First Albany Corporation and William Blair & Company, L.L.C. are the representatives of the underwriters.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Adams, Harkness & Hill, Inc.................................
Thomas Weisel Partners LLC..................................
FAC/Equities, a division of First Albany Corporation........
William Blair & Company, L.L.C. ............................
                                                                 ----------
     Total..................................................      2,840,000

                            ------------------------

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 426,000 shares from Forrester to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Forrester and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                 PAID BY FORRESTER
                                                           -----------------------------
                                                           NO EXERCISE    FULL EXERCISE
                                                           -----------    -------------
Per Share................................................     $               $
Total....................................................     $               $

                                                                PAID BY THE SELLING
                                                                   STOCKHOLDERS
                                                           -----------------------------
                                                           NO EXERCISE    FULL EXERCISE
                                                           -----------    -------------
Per Share................................................     $               $
Total....................................................     $               $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Forrester, its directors and executive officers and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any sales by Forrester under its existing employee benefit plans.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 110 filed public offerings of equity securities, of which 79 have been completed, and has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain underwriters and selling group members, if any, may act as "passive market makers" in the common stock which means they may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides:

     - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part;

     - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

     - bids made by passive market makers must be identified as such.

     Forrester estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

     Forrester and the selling stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC after the date we first filed the registration statement of which this prospectus is a part under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 as filed with the SEC on March 31, 1999;

     2. Our Quarterly Report on Form 10-Q for the quarters ended September 30, 1999, June 30, 1999 and March 31, 1999 as filed with the SEC on November 12, 1999, August 16, 1999 and May 13, 1999;

     3. Our Current Report on Form 8-K as filed with the SEC on November 30, 1999; and

     4. Our Registration Statement on Form 8-A as filed with the SEC on November 15, 1996.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
     Forrester Research, Inc.
     400 Technology Square
     Cambridge, Massachusetts 02139
     Attention: General Counsel
     (617) 497-7090

     This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized nor have any of the selling stockholders authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                            VALIDITY OF COMMON STOCK

     Ropes & Gray, Boston, Massachusetts, is giving us its opinion on the validity of the shares being offered. Legal matters will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The audited financial statements included and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income......................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
  Forrester Research, Inc.:

     We have audited the accompanying consolidated balance sheets of Forrester Research, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forrester Research, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                /s/ ARTHUR ANDERSEN LLP
                                            ------------------------------------

Boston, Massachusetts
January 27, 1999

                            FORRESTER RESEARCH, INC.

                          CONSOLIDATED BALANCE SHEETS
               DECEMBER 31, 1997 AND 1998 AND SEPTEMBER 30, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                             ------------------   SEPTEMBER 30,
                                                              1997       1998         1999
                                                             -------   --------   -------------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents................................  $ 7,742   $ 10,414     $ 15,390
  Marketable securities....................................   47,172     56,070       72,078
  Accounts receivable, net of allowance for doubtful
     accounts of approximately $325, $400 and $400 in 1997,
     1998 and 1999, respectively...........................   11,193     21,158       20,922
  Deferred commissions.....................................    1,368      2,124        4,000
  Prepaid income taxes.....................................      520        334           43
  Prepaid expenses and other current assets................    1,052      2,605        5,213
                                                             -------   --------     --------
          Total current assets.............................   69,047     92,705      117,646
                                                             -------   --------     --------
PROPERTY AND EQUIPMENT, AT COST:
  Computers and equipment..................................    3,173      5,707        7,764
  Computer software........................................    1,004      2,766        3,391
  Furniture and fixtures...................................      778      1,249        1,592
  Leasehold improvements...................................    1,596      2,917        1,159
                                                             -------   --------     --------
          Total property and equipment.....................    6,551     12,639       13,906
  Less--accumulated depreciation and amortization..........    2,062      4,826        6,410
                                                             -------   --------     --------
          Property and equipment, net......................    4,489      7,813        7,496
                                                             -------   --------     --------
Other assets...............................................       --         --        1,720
                                                             -------   --------     --------
          Total assets.....................................  $73,536   $100,518     $126,862
                                                             =======   ========     ========
CURRENT LIABILITIES:
  Accounts payable.........................................  $ 1,273   $  1,434     $  1,147
  Customer deposits........................................      279        264          568
  Accrued expenses.........................................    3,661      5,051        7,964
  Accrued income taxes.....................................      623        933          114
  Deferred revenue.........................................   27,074     38,894       46,909
  Deferred income taxes....................................      121        409        1,167
                                                             -------   --------     --------
          Total current liabilities........................   33,031     46,985       57,869
                                                             -------   --------     --------
Commitments (Note 6)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value
     Authorized--500,000 shares
     Issued and outstanding--none..........................       --         --           --
  Common stock, $.01 par value (Note 13)
     Authorized--125,000,000 shares
     Issued and outstanding--16,783,658, 17,308,350 and
     18,253,894 shares in 1997, 1998 and 1999,
     respectively..........................................      168        173          183
  Additional paid-in capital...............................   34,329     39,548       48,545
  Retained earnings........................................    5,947     13,494       20,487
  Accumulated other comprehensive income (loss)............       61        318         (222)
                                                             -------   --------     --------
          Total stockholders' equity.......................   40,505     53,533       68,993
                                                             -------   --------     --------
          Total liabilities and stockholders' equity.......  $73,536   $100,518     $126,862
                                                             =======   ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORRESTER RESEARCH, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
               THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
REVENUES:
  Core research..............................  $18,206   $30,431   $46,842   $34,026   $44,778
  Advisory services and other................    6,757     9,990    14,725     9,219    14,803
                                               -------   -------   -------   -------   -------
          Total revenues.....................   24,963    40,421    61,567    43,245    59,581
                                               -------   -------   -------   -------   -------
OPERATING EXPENSES:
  Cost of services and fulfillment...........    8,762    13,698    22,038    15,822    19,945
  Selling and marketing......................    8,992    14,248    20,896    15,039    21,322
  General and administrative.................    2,509     4,500     6,688     4,846     6,758
  Depreciation and amortization..............      618     1,209     2,763     1,939     2,894
                                               -------   -------   -------   -------   -------
          Total operating expenses...........   20,881    33,655    52,385    37,646    50,919
                                               -------   -------   -------   -------   -------
          Income from operations.............    4,082     6,766     9,182     5,599     8,662
Other income, net............................      634     2,515     2,957     2,196     2,618
                                               -------   -------   -------   -------   -------
          Income before income tax
            provision........................    4,716     9,281    12,139     7,795    11,280
Income tax provision (Note 4)................      712     3,683     4,592     2,961     4,287
                                               -------   -------   -------   -------   -------
          Net income.........................  $ 4,004   $ 5,598   $ 7,547   $ 4,834   $ 6,993
                                               =======   =======   =======   =======   =======
Pro forma income tax adjustment (Note 4).....    1,198
                                               -------
Pro forma net income.........................  $ 2,806
                                               =======
Basic net income per common share............  $  0.32   $  0.34   $  0.44   $  0.28   $  0.39
                                               =======   =======   =======   =======   =======
Diluted net income per common share..........  $  0.31   $  0.32   $  0.40   $  0.26   $  0.36
                                               =======   =======   =======   =======   =======
Basic pro forma net income per common share..  $  0.23
                                               =======
Diluted pro forma net income per common
  share......................................  $  0.22
                                               =======
Basic weighted average common shares
  outstanding................................   12,384    16,678    17,040    16,990    17,752
                                               =======   =======   =======   =======   =======
Diluted weighted average common shares
  outstanding................................   12,852    17,702    18,744    18,716    19,376
                                               =======   =======   =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORRESTER RESEARCH, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
                    THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                         COMMON STOCK                     ACCUMULATED
                                     --------------------   ADDITIONAL       OTHER                      TOTAL
                                     NUMBER OF   $.01 PAR    PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDERS'   COMPREHENSIVE
                                      SHARES      VALUE      CAPITAL     INCOME (LOSS)   EARNINGS      EQUITY          INCOME
                                     ---------   --------   ----------   -------------   --------   -------------   -------------
Balance, December 31, 1995.........   12,000       $120      $    --         $  22       $ 1,905       $ 2,047
  Issuance of common stock in
    initial public offering, net of
    issuance costs of $3,566.......    4,600         46       33,188            --            --        33,234
  Distributions (Note 4)...........       --         --           --            --        (5,560)       (5,560)
  Net income.......................       --         --           --            --         4,004         4,004         $4,004
  Unrealized gain on marketable
    securities, net of tax
    provision......................       --         --           --            37            --            37             37
                                      ------       ----      -------         -----       -------       -------         ------
      Total comprehensive income...                                                                                    $4,041
                                                                                                                       ======
Balance, December 31, 1996.........   16,600        166       33,188            59           349        33,762
  Issuance of common stock under
    stock option plans, including
    tax benefit....................      140          2          848            --            --           850
  Issuance of common stock under
    employee stock purchase plan...       44         --          293            --            --           293
  Net income.......................       --         --           --            --         5,598         5,598         $5,598
  Unrealized gain on marketable
    securities, net of tax
    provision......................       --         --           --             2            --             2              2
                                      ------       ----      -------         -----       -------       -------         ------
      Total comprehensive income...                                                                                    $5,600
                                                                                                                       ======
Balance, December 31, 1997.........   16,784        168       34,329            61         5,947        40,505
  Issuance of common stock under
    stock option plans, including
    tax benefit....................      457          4        4,562            --            --         4,566
  Issuance of common stock under
    employee stock purchase plan...       67          1          657            --            --           658
  Net income.......................       --         --           --            --         7,547         7,547         $7,547
  Unrealized gain on marketable
    securities, net of tax
    provision......................       --         --           --            89            --            89             89
  Cumulative translation
    adjustment.....................       --         --           --           168            --           168            168
                                      ------       ----      -------         -----       -------       -------         ------
      Total comprehensive income...                                                                                    $7,804
                                                                                                                       ======
Balance, December 31, 1998.........   17,308        173       39,548           318        13,494        53,533
  Issuance of common stock under
    stock option plans, including
    tax benefit (Unaudited)........      882          9        8,157            --            --         8,166
  Issuance of common stock under
    employee stock option plan
    (Unaudited)....................       64          1          840            --            --           841
  Net income (Unaudited)...........       --         --           --            --         6,993         6,993         $6,993
  Unrealized loss on marketable
    securities (Unaudited).........       --         --           --          (328)           --          (328)          (328)
  Cumulative translation adjustment
    (Unaudited)....................       --         --           --          (212)           --          (212)          (212)
                                      ------       ----      -------         -----       -------       -------         ------
      Total comprehensive income
        (Unaudited)................                                                                                    $6,453
                                                                                                                       ======
Balance, September 30, 1999
  (Unaudited)......................   18,254       $183      $48,545         $(222)      $20,487       $68,993
                                      ======       ====      =======         =====       =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORRESTER RESEARCH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND
               THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                                           NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                       -------------------------------   ---------------------
                                                        1996       1997        1998        1998        1999
                                                       -------   ---------   ---------   ---------   ---------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................  $ 4,004   $   5,598   $   7,547   $   4,834   $   6,993
  Adjustments to reconcile net income to net cash
    provided by operating activities-
    Depreciation and amortization....................      618       1,209       2,763       1,939       2,894
    Loss on disposals of property and equipment......       --          --          --          --         105
    Deferred income taxes............................      437        (315)        288         208         758
    Accretion of discount on marketable securities...     (193)       (474)        (55)         --         (22)
    Cumulative translation adjustment................       --          --         157          --        (209)
    Changes in assets and liabilities-
      Accounts receivable............................   (2,218)     (3,092)     (9,965)     (5,315)        236
      Deferred commissions...........................     (449)        (27)       (756)       (658)     (1,876)
      Prepaid income taxes...........................       --        (520)        186          --         291
      Prepaid expenses and other current assets......     (153)       (823)     (1,553)       (892)     (2,609)
      Accounts payable...............................      823          73         160         159        (287)
      Customer deposits..............................       42         139         (14)         13         304
      Accrued expenses...............................    1,656         460       1,390         428       2,912
      Accrued income taxes...........................      227         396         310         301        (818)
      Deferred revenue...............................    6,457       9,258      11,820       6,633       8,015
                                                       -------   ---------   ---------   ---------   ---------
        Net cash provided by operating activities....   11,252      11,881      12,279       7,650      16,687
                                                       -------   ---------   ---------   ---------   ---------
Cash flows from investing activities:
  Purchases of property and equipment, net...........   (2,033)     (3,226)     (6,087)     (5,328)     (3,733)
  Proceeds related to disposals of property and
    equipment........................................       --          --          --          --       1,056
  Purchase of non-marketable investment..............       --          --          --          --      (1,000)
  Increase in other assets...........................       --          --          --          --        (720)
  Purchases of marketable securities.................   (8,470)   (365,871)   (313,236)   (244,175)   (360,640)
  Proceeds from sales and maturities of marketable
    securities.......................................    4,962     329,433     304,482     236,168    (344,323)
                                                       -------   ---------   ---------   ---------   ---------
        Net cash used in investing activities........   (5,541)    (39,665)    (14,841)    (13,335)    (20,714)
                                                       -------   ---------   ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock under stock
    option plans and employee stock purchase plan,
    including tax benefit............................       --       1,143       5,224       3,129       9,007
  Net proceeds from initial public stock offering....   33,234          --          --          --          --
  Distributions to stockholder.......................   (5,560)         --          --          --          --
                                                       -------   ---------   ---------   ---------   ---------
        Net cash provided by financing activities....   27,674       1,143       5,224       3,129       9,007
                                                       -------   ---------   ---------   ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents........................................       --          --          10          --          (4)
                                                       -------   ---------   ---------   ---------   ---------
Net increase (decrease) in cash and cash
  equivalents........................................   33,385     (26,640)      2,672      (2,556)      4,976
Cash and cash equivalents, beginning of period.......      998      34,382       7,742       7,742      10,414
                                                       -------   ---------   ---------   ---------   ---------
Cash and cash equivalents, end of period.............  $34,382   $   7,742   $  10,414   $   5,186   $  15,390
                                                       =======   =========   =========   =========   =========
Supplemental disclosure of cash flow information:
  Cash paid for income taxes.........................  $    87   $   3,720   $   1,117   $     770   $   1,062
                                                       =======   =========   =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORRESTER RESEARCH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Forrester Research, Inc. (the Company) is a leading independent Internet research firm that conducts research and analysis on the impact of the Internet and emerging technologies on business strategy, consumer behavior and society. The Company is incorporated under the laws of the State of Delaware and grants credit to its customers with locations throughout the world.

     The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying financial statements and notes.

  INTERIM FINANCIAL INFORMATION

     The accompanying unaudited interim consolidated financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations for the nine months ended September 30, 1999 may not be indicative of the results that may be expected for the year ended December 31, 1999, or any other period.

  PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  REVENUE RECOGNITION

     The Company generally invoices its core research, advisory and other services when an order is received. The gross amount is recorded as accounts receivable and deferred revenue when the client is obligated to pay the invoice. Core research, which represents the monthly distribution of research reports as well as data research, is recorded as revenue ratably over the term of the agreement. Advisory and other services are recognized during the period in which the services are performed.

  DEFERRED COMMISSIONS

     Commissions incurred in acquiring new or renewal contracts are deferred and charged to operations as the related revenue is recognized. The Company evaluates the recoverability of deferred commissions at each balance sheet date.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

  NET INCOME AND PRO FORMA NET INCOME PER COMMON SHARE

     Basic net income per common share and basic pro forma net income per common share are computed by dividing net income or pro forma net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share and diluted pro forma net income per common share are computed by dividing net income or pro forma net income by the diluted weighted average number of common and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options.

     Basic and diluted weighted average common shares are as follows (in thousands):

                                                                   NINE MONTHS
                                                                      ENDED
                                      YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                      ------------------------   ---------------
                                       1996     1997     1998     1998     1999
                                      ------   ------   ------   ------   ------
Basic weighted average common shares
outstanding.........................  12,384   16,678   17,040   16,990   17,752
Weighted average common equivalent
  shares............................     468    1,024    1,704    1,726    1,624
                                      ------   ------   ------   ------   ------
Diluted weighted average common
  shares outstanding................  12,852   17,702   18,744   18,716   19,376
                                      ======   ======   ======   ======   ======

     As of December 31, 1997 and 1998 and September 30, 1998 and 1999, 222,172,
879,780, 715,000 and 1,251,000 options, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive. As of December 31, 1996 there were no anti-dilutive options.

  DEPRECIATION

     The Company provides for depreciation, computed using the straight-line method, by charges to income in amounts that allocate the costs of these assets over their estimated useful lives as follows:

                                                               ESTIMATED
                                                              USEFUL LIFE
                                                             -------------
Computers and equipment....................................   3 to 5 Years
Computer software..........................................        3 Years
Furniture and fixtures.....................................        7 Years
Leasehold improvements.....................................  Life of lease

  PRODUCT DEVELOPMENT

     All costs associated with the development of new products and services are expensed as incurred.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

  CONCENTRATION OF CREDIT RISK

     Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents, marketable securities and accounts receivable. The Company places its investments in highly rated institutions. No single customer accounted for greater than 10% of revenues or accounts receivable in any of the periods presented.

  FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about the fair value of financial instruments. Financial instruments consist of cash equivalents, marketable securities, accounts receivable and accounts payable. The estimated fair value of these financial instruments approximates their carrying value. The fair market value of marketable securities is based on market quotes. The Company's cash equivalents and marketable securities are generally investment grade corporate bonds and obligations of the federal government or municipal issuers.

  FOREIGN CURRENCY

     The functional currency of the Company's wholly owned subsidiary in the Netherlands is the local currency. The financial statements of the subsidiary are translated to United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses. Translation gains and losses as a result of this translation are accumulated as a component of accumulated other comprehensive income (loss). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented.

  COMPREHENSIVE INCOME

     SFAS No. 130, Reporting Comprehensive Income, requires disclosure of comprehensive income and the components of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is disclosed in the accompanying statement of stockholders' equity and comprehensive income. The components of accumulated other comprehensive income as of December 31, 1997, and 1998 and September 30, 1999 are as follows (in thousands):

                                                        DECEMBER 31,
                                                        -------------   SEPT. 30,
                                                        1997    1998      1999
                                                        -----   -----   ---------
Unrealized gain (loss) on marketable securities, net
of taxes..............................................   $61    $150      $(178)
Cumulative translation adjustment.....................    --     168        (44)
                                                         ---    ----      -----
Total accumulated other comprehensive income (loss)...   $61    $318      $(222)
                                                         ===    ====      =====

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

  CAPITALIZED SOFTWARE COSTS

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires certain computer software costs associated with internal-use software to be expensed as incurred until certain capitalization criteria are met. The Company adopted SOP No. 98-1 beginning January 1, 1999. SOP No. 98-1 had no effect upon adoption. The net book value of capitalized internal use software costs at September 30, 1999 and December 31, 1998 was $1.8 million and $1.9 million, respectively.

  ORGANIZATIONAL COSTS

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities which requires that all nongovernmental entities expense the costs of start-up activities, including organizational costs, as those costs are incurred. The Company has historically recorded all such costs as expenses, in the period incurred.

  NEW ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for al periods beginning after June 15, 1999 and establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Adoption of SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial position or results from operations.

(2) CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company considers all short-term, highly liquid investments with maturities of 90 days or less from the original date of purchase to be cash equivalents.

     The Company accounts for investments in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and are classified as held-to-maturity. There were no held-to-maturity securities at December 31, 1997 and 1998 and September 30, 1999. Securities purchased in order to be held for indefinite periods of time and not intended at the time of purchase to be held until maturity are classified as available-for-sale securities. At December 31, 1997 and 1998 and September 30, 1999, these securities consisted of investments in federal and state government obligations and corporate obligations, which were recorded at fair market value, with any unrealized gains and losses reported as a separate component of other accumulated comprehensive income. There were no trading securities at December 31, 1997 and 1998 and September 30, 1999.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

     At December 31, 1997 and 1998, and September 30, 1999 marketable securities consisted of the following (in thousands):

                                                  DECEMBER 31,
                                                -----------------   SEPTEMBER 30,
                                                 1997      1998         1999
                                                -------   -------   -------------
U.S. Treasury notes...........................  $10,026   $ 3,560      $ 6,938
Federal agency obligations....................   21,773    15,126       12,086
State and municipal bonds.....................   13,131    12,336       21,007
Corporate obligations.........................    2,242    25,048       32,047
                                                -------   -------      -------
                                                $47,172   $56,070      $72,078
                                                =======   =======      =======

     The following table summarizes the maturity periods of marketable securities as of December 31, 1998:

                                            LESS THAN   1 TO 5    5 TO 10
                                             1 YEAR      YEARS     YEARS     TOTAL
                                            ---------   -------   -------   -------
U.S. Treasury notes.......................   $ 2,550    $ 1,010     $--     $ 3,560
Federal agency obligations................     8,925      6,125      76      15,126
State and municipal bonds.................     9,452      2,884      --      12,336
Corporate obligations.....................    11,962     13,086      --      25,048
                                             -------    -------     ---     -------
                                             $32,889    $23,105     $76     $56,070
                                             =======    =======     ===     =======

     Gross realized gains and losses on sales of marketable securities for the years ended December 31, 1997 and 1998, which were calculated based on specific identification, were not material.

(3) OTHER ASSETS

  INVESTMENT IN GREENFIELD ONLINE

     In May 1999, the Company invested $1.0 million in a holding company that is the majority shareholder of Greenfield Online, Inc., an Internet-based marketing research firm. As a result of this investment, the Company effectively owns approximately a 3.4% interest in Greenfield Online, Inc. This investment is being accounted for using the cost method and, accordingly, is being valued at cost unless a permanent impairment in its value has occurred or the investment is liquidated. As of September 30, 1999, the Company has determined that a permanent impairment has not occurred.

  LEASE ACQUISITION COSTS

     In May 1999, the Company signed a seven-year lease to relocate its corporate headquarters to a new location within Cambridge, Mass. The new lease term began in October 1999 and has two options to extend, each option for an additional five years. The Company incurred approximately $510,000 in lease acquisition costs related to this lease, which is included in other assets in the accompanying Consolidated Balance Sheet as of September 30, 1999 and will be amortized over the initial term of the lease.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

(4) INCOME TAXES

     The Company accounts for income taxes, including pro forma computations, in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

     The Company was an S corporation under Section 1362 of the Internal Revenue Code of 1986, as amended (the Code), until prior to the closing of its public offering in December 1996. As an S corporation, the taxable income of the Company was passed through to the sole stockholder and was reported on his individual federal and state income tax returns. Payments to the stockholder to cover the tax liabilities as a result of the Company's taxable income were recorded as distributions in the accompanying statements of stockholders' equity. In December 1996, a distribution was recorded to distribute the cumulative S corporation earnings taxed or taxable to the original stockholder net of the amounts previously distributed. This distribution totaled approximately $5,231,000.

     As discussed above, the Company terminated its S corporation election prior to the closing of its initial public offering of common stock and became subject to federal and state income taxes at prevailing corporate rates. Accordingly, the accompanying statement of income for the year ended December 31, 1996 includes a pro forma income tax adjustment for the income taxes that would have been recorded if the Company had been a C corporation for that period.

     The components of the historical and pro forma income tax provisions are approximately as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996     1997     1998
                                                       ------   ------   ------
Current-
Federal..............................................  $   67   $3,045   $3,800
     State...........................................     208      953      504
                                                       ------   ------   ------
                                                          275    3,998    4,304
                                                       ------   ------   ------
Deferred-
     Federal.........................................     354     (244)     255
     State...........................................      83      (71)      33
                                                       ------   ------   ------
                                                          437     (315)     288
                                                       ------   ------   ------
          Actual provision for income taxes..........     712   $3,683   $4,592
                                                                ======   ======
Pro forma income tax provision.......................   1,910
                                                       ------
Pro forma income tax adjustment......................  $1,198
                                                       ======

     The Company's income tax provision for the year ended December 31, 1996 consisted primarily of corporate-level state income taxes that were levied against the Company as an S corporation and the cumulative effect of temporary differences between the financial reporting and tax basis of certain assets and liabilities on the date of the S corporation termination as discussed in the following paragraph. The pro forma tax provision does not materially differ from the Company's combined federal and state statutory rate of 40%.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

     Upon termination of the S corporation election, deferred income taxes were recorded for the tax effect of cumulative temporary differences between the financial reporting and tax basis of certain assets and liabilities, primarily deferred commissions, accrued expenses and cumulative tax depreciation in excess of financial reporting allowances. These temporary differences resulted in a net deferred income tax liability of approximately $510,000. The Company recorded this tax liability as a one-time increase in the actual tax provision during 1996.

     A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                              DECEMBER 31,
                                                               YEARS ENDED
                                                              -------------
                                                              1997     1998
                                                              ----     ----
Income tax provision at federal statutory rate..............  34.0%    34.0%
Increase (decrease) in tax resulting from -
     State tax provision, net of federal benefit............   4.5%     4.4%
     Non-deductible expenses................................   0.6%     0.8%
     Tax-exempt interest income.............................  (1.1%)   (0.8%)
     Benefit of foreign sales corporation...................    --     (0.8%)
     Other, net.............................................   1.7%     0.2%
                                                              ----     ----
     Effective income tax rate..............................  39.7%    37.8%
                                                              ====     ====

     Deferred income taxes as of December 31, 1997 and 1998 related to the following temporary differences (in thousands):

                                                              1997    1998
                                                              -----   -----
Nondeductible reserves and accruals.........................  $ 397   $ 360
Depreciation and amortization...............................     33      38
Deferred commissions........................................   (551)   (807)
                                                              -----   -----
                                                              $(121)  $(409)
                                                              =====   =====

     The Company and George F. Colony, who was the sole stockholder of the Company prior to its initial public offering, have entered into an indemnification agreement relating to their respective income tax liabilities. Mr. Colony will continue to be liable for personal income taxes on the Company's income for all periods prior to the time the Company ceased to be an S corporation, while the Company will be liable for all income taxes subsequent to the time it ceased to be an S corporation. The agreement generally provides that the Company will indemnify Mr. Colony for any increase in his taxes (including interest and penalties) resulting from adjustments initiated by taxing authorities and from payments to him under the agreement, and Mr. Colony will pay to the Company an amount equal to any decrease in his tax liability resulting from adjustments initiated by taxing authorities. The agreement also provides that, if the Company is determined to have been a C corporation for tax purposes at any time it reported its income as an S corporation, Mr. Colony will make a capital contribution to the Company in an amount necessary to hold the Company harmless from any taxes and interest arising from such determination up to the amount of distributions made by the Company to Mr. Colony prior to the termination of the Company's S corporation election less any taxes and interest attributable to such distributions.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

(5) COMMITMENTS

     The Company leases its office space and certain office equipment under operating leases. At September 30, 1999, approximate future minimum rentals due are as follows (in thousands):

1999........................................................  $   985
2000........................................................    4,415
2001........................................................    4,780
2002........................................................    5,029
2003........................................................    5,918
Thereafter..................................................   17,684
                                                              -------
          Total minimum lease payments......................  $38,811
                                                              =======

     Rent expense was approximately $664,000, $983,000, $1,463,000, $1,068,000 and $1,328,000 for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, respectively.

     In connection with the relocation of its corporate headquarters in October 1999, the Company disposed of approximately $2.5 million of leasehold improvements and furniture with an aggregate net book value of $1.2 million. In addition, the Company was paid $1.1 million by its former landlord to release the landlord from its obligation under the lease. This buyout is included in other current assets in the accompanying Consolidated Balance Sheet as of September 30, 1999. The net effect of these two transactions resulted in a loss of approximately $105,000, which is included in other income in the accompanying Consolidated Statements of Income for the nine months ended September 30, 1999.

(6) 401(k) PLAN

     The Company has a 401(k) savings plan covering substantially all eligible employees. The plan is a qualified defined contribution plan in accordance with
Section 401(k) of the Code. Effective January 1, 1998, the Company elected to match 50% of employee contributions, up to 3% of each employee's annual salary. Company matching contributions will vest ratably over a period of four years. The Company's matching contributions totaled approximately $424,000, $289,000 and $436,000 for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively.

(7) PREFERRED STOCK

     The Company has authorized 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

(8) STOCK OPTION PLANS

     In February 1996, the Company adopted the Forrester Research, Inc. 1996 Equity Incentive Plan, which was amended in September 1996 (the Plan). The Plan provides for the issuance of incentive stock options (ISOs) and nonqualified stock options (NSOs) to purchase up to 5,500,000 shares of common stock. Under the terms of the Plan, ISOs may not be granted at

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Company stock must be granted at an exercise price not less than 110% of the fair market value at the date of grant. Options generally vest ratably over three years and expire after 10 years. Options granted under the Plan immediately vest upon certain events, as defined.

     In September 1996, the Company adopted the 1996 Stock Option Plan for Non-Employee Directors (the Directors' Plan), which provides for the issuance of options to purchase up to 300,000 shares of common stock. Under the Director's Plan, each non-employee director shall be awarded options to purchase 12,000 shares of common stock, at an exercise price equal to the fair market value of the common stock upon his or her election as a director. These options vest in three equal annual installments commencing on the date of grant. In addition, each non-employee director will also receive an option to purchase 8,000 shares of common stock, at an exercise price equal to the fair market value of the common stock, each year immediately following the Company's annual stockholders' meeting. These options will vest in three equal installments on the first, second and third anniversaries of the date of grant. The Compensation Committee (the Committee) of the Board of Directors also has the authority under the Directors' Plan to grant options to non-employee directors in such amounts and on such terms as set forth in the Directors' Plan as it shall determine at the time of grant.

     Stock option activity from the inception of the Plan and of the Director's Plan to September 30, 1999 was as follows (in thousands, except per share data):

                                                                              WEIGHTED AVERAGE
                                                     NUMBER      EXERCISE         EXERCISE
                                                       OF         PRICE            PRICE
                                                     SHARES     PER SHARE        PER SHARE
                                                     ------    ------------   ----------------
Granted............................................  1,628     $2.25-$ 6.50        $ 4.08
Canceled...........................................    (62)            2.25          2.25
                                                     -----     ------------        ------
Outstanding at December 31, 1996...................  1,566      2.25-  6.50          4.14
Granted............................................    668      8.78- 14.60         11.26
Exercised..........................................   (140)     2.25-  6.50          3.19
Canceled...........................................    (56)     2.25- 11.00          7.09
                                                     -----     ------------        ------
Outstanding at December 31, 1997...................  2,038      2.25- 14.60          6.50
Granted............................................  2,964      9.57- 19.88         12.74
Exercised..........................................   (458)     2.25- 14.60          5.54
Canceled...........................................   (447)     2.25- 19.85         18.08
                                                     -----     ------------        ------
Outstanding at December 31, 1998...................  4,097     $2.25-$19.88        $10.85
                                                     =====     ============        ======
Exercisable at December 31, 1998...................    855     $2.25-$14.60        $ 6.36
                                                     =====     ============        ======
Exercisable at December 31, 1997...................    726     $2.25-$11.00        $ 5.28
                                                     =====     ============        ======
Exercisable at December 31, 1996...................    315     $       2.25        $ 2.25
                                                     =====     ============        ======

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998 (in thousands, except per share data):

                                                                    WEIGHTED AVERAGE   WEIGHTED AVERAGE
                          NUMBER OUTSTANDING   NUMBER EXERCISABLE      REMAINING           EXERCISE
                           AT DECEMBER 31,      AT DECEMBER 31,       CONTRACTUAL           PRICE
                                 1998                 1998                LIFE            PER SHARE
                          ------------------   ------------------   ----------------   ----------------
Range of exercise prices
  $          2.25.......          444                 298                 7.14              $ 2.75
    5.50 -  6.50........          531                 298                 7.70                6.02
    8.78 - 10.75........        1,874                 146                 8.91                9.61
   11.00 - 13.35........          120                  61                 8.55               11.56
   13.50 - 16.32........          246                  52                 8.98               14.72
   16.53 - 19.88........          882                  --                 9.48               19.29
                                -----                 ---                 ----              ------
                                4,097                 855                 8.68              $10.85
                                =====                 ===                 ====              ======

     The weighted average remaining contractual life of options outstanding at December 31, 1996, 1997 and 1998 was 9.4, 8.6 and 8.7 years, respectively. As of December 31, 1996, 1997 and 1998, options available for future grant under the Plan and the Directors Plan were approximately 4,233,000, 3,621,000 and 1,105,000, respectively.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the value of options granted in 1996, 1997 and 1998 using the Black-Scholes option pricing model prescribed by SFAS No. 123, using the following assumptions:

                                                    YEARS ENDED DECEMBER 31,
                                                 -------------------------------
                                                   1996        1997       1998
                                                 ---------   ---------   -------
Risk-free interest rate........................      6.21%       6.32%     5.28%
Expected dividend yield........................         --          --        --
Expected lives.................................  7.5 years   7.5 years   5 years
Expected volatility............................     0%-64%         59%       40%

     The weighted average grant date fair value of options granted under the Plan and the Directors' Plan during the years ended December 31, 1996, 1997 and 1998 were $1.70, $7.58 and $12.74, respectively.

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

     Had compensation cost for the Company's stock option plan been determined consistent with SFAS No. 123, net income would have been approximately as follows (in thousands, except per share data):

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996     1997     1998
                                                       ------   ------   ------
As reported --
     Net income......................................  $2,806   $5,598   $7,547
                                                       ======   ======   ======
     Basic net income per common share...............  $ 0.23   $ 0.34   $ 0.44
                                                       ======   ======   ======
     Diluted net income per common share.............  $ 0.22   $ 0.32   $ 0.40
                                                       ======   ======   ======
Pro forma --
     Net income......................................  $2,429   $3,833   $4,569
                                                       ======   ======   ======
     Basic net income per common share...............  $ 0.20   $ 0.23   $ 0.27
                                                       ======   ======   ======
     Diluted net income per common share.............  $ 0.19   $ 0.22   $ 0.24
                                                       ======   ======   ======

     In January 1998, the Company's founder and principle shareholder granted certain key employees options to purchase 2,000,000 shares of his common stock. The options have an exercise price of $9.57 and vest as follows: one-thirty-sixth of the total number of options granted monthly through January 28, 1999; and one-third of the total number of options granted on and after each of January 28, 2000 and January 28, 2001.

(9) EMPLOYEE STOCK PURCHASE PLAN

     In September 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan), which provides for the issuance of up to 400,000 shares of common stock. The Stock Purchase Plan is administered by the Committee. With certain limited exceptions, all employees of the Company who have completed six months or more of continuous service in the employ of the Company and whose customary employment is more than 30 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are generally six months in length and commence on each successive July 1 and January 1. During each purchase period under the Stock Purchase Plan, the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to a maximum of 10% deducted from his or her regular salary for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of (a) 85% of the closing price of the common stock on the day that the purchase period commences, or (b) 85% of the closing price of the common stock on the day that the purchase period terminates. Shares purchased by employees under the Stock Purchase Plan are as follows:

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

                                                             SHARES     PURCHASE
                 PURCHASE PERIOD ENDED --                   PURCHASED    PRICE
                 ------------------------                   ---------   --------
June 30, 1997.............................................   43,166      $ 6.80
December 31, 1997.........................................   29,770      $ 9.67
June 30, 1998.............................................   37,626      $ 9.83
December 31, 1998.........................................   25,030      $17.27
June 30, 1999.............................................   38,570      $10.61

(10) SEGMENT AND ENTERPRISE WIDE REPORTING

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in the fiscal year ended December 31, 1998. SFAS No. 131 establishes selected standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and assess performance. The Company's chief decision making group, as defined under SFAS No. 131, is the Executive Team, consisting of Mr. Colony and the executive officers. To date, the Company has viewed its operations and managed its business as principally one segment, research services. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment. Foreign assets represent approximately 1% of total consolidated assets for all periods presented.

     Net revenues by geographic destination and as a percentage of total revenues are as follows (in thousands):

                                                                 NINE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                   ---------------------------   -----------------
                                    1996      1997      1998      1998      1999
                                   -------   -------   -------   -------   -------
United States....................  $19,694   $31,653   $48,922   $34,315   $46,834
Europe...........................    2,752     4,892     7,374     5,160     7,608
Other............................    2,517     3,876     5,271     3,770     5,139
                                   -------   -------   -------   -------   -------
                                   $24,963   $40,421   $61,567   $43,245   $59,581
                                   =======   =======   =======   =======   =======
United States....................       79%       78%       79%       79%       79%
Europe...........................       11        12        12        12        13
Other............................       10        10         9         9         8
                                   -------   -------   -------   -------   -------
                                       100%      100%      100%      100%      100%
                                   =======   =======   =======   =======   =======

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

(11) CERTAIN BALANCE SHEET ACCOUNTS

  ACCRUED EXPENSES:

     Accrued expenses consist of the following (in thousands):

                                                   DECEMBER 31,
                                                  ---------------   SEPTEMBER 30,
                                                   1997     1998        1999
                                                  ------   ------   -------------
Payroll and related.............................  $1,702   $2,951      $4,970
Other...........................................   1,959    2,100       2,994
                                                  ------   ------      ------
                                                  $3,661   $5,051      $7,964
                                                  ======   ======      ======

  ALLOWANCE FOR DOUBTFUL ACCOUNTS:

     A roll-forward of the allowance for doubtful accounts at December 31, 1996, 1997, and 1998 and September 30, 1999 is as follows (in thousands):

                                                      1996    1997    1998    1999
                                                      ----    ----    ----    ----
Balance, beginning of period........................  $120    $200    $325    $400
       Provision for doubtful accounts..............   312     399     375     574
       Write-offs...................................  (232)   (274)   (300)   (574)
                                                      ----    ----    ----    ----
Balance, end of period..............................  $200    $325    $400    $400
                                                      ====    ====    ====    ====

(12) SUMMARY SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of selected quarterly financial data for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 (in thousands, except per share data):

                                                                   QUARTER ENDED
                                                   ----------------------------------------------
                                                   MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                     1997         1997        1997         1997
                                                   ---------    --------    ---------    --------
Revenues.........................................   $8,171       $9,126      $10,117     $13,007
Income from operations...........................   $1,073       $1,461      $ 1,656     $ 2,576
Net income.......................................   $1,019       $1,215      $ 1,332     $ 2,032
Basic net income per common share................   $ 0.06       $ 0.07      $  0.08     $  0.12
Diluted net income per common share..............   $ 0.06       $ 0.07      $  0.08     $  0.11

                                                                  QUARTER ENDED
                                                  ----------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                    1998         1998        1998         1998
                                                  ---------    --------    ---------    --------
Revenues........................................   $13,131     $15,043      $15,070     $18,322
Income from operations..........................   $ 1,448     $ 1,893      $ 2,257     $ 3,583
Net income......................................   $ 1,342     $ 1,617      $ 1,874     $ 2,714
Basic net income per common share...............   $  0.08     $  0.10      $  0.11     $  0.16
Diluted net income per common share.............   $  0.07     $  0.09      $  0.10     $  0.14

                            FORRESTER RESEARCH, INC.

                 (INCLUDING DATA RELATED TO UNAUDITED PERIODS)

                                                                        QUARTER ENDED
                                                              ----------------------------------
                                                              MARCH 31,    JUNE 30,    SEPT. 30,
                       QUARTER ENDED                            1999         1999        1999
                       -------------                          ---------    --------    ---------
Revenues....................................................   $17,929     $19,671      $21,981
Income from operations......................................   $ 2,211     $ 2,710      $ 3,741
Net income..................................................   $ 1,904     $ 2,235      $ 2,855
Basic net income per common share...........................   $  0.11     $  0.13      $  0.16
Diluted net income per common share.........................   $  0.10     $  0.12      $  0.14

(13) SUBSEQUENT EVENTS

  ACQUISITION

     On November 15, 1999, the Company acquired 100% of the outstanding shares of Fletcher Research Limited. The transaction will be accounted for as a pooling of interests. However, Fletcher Research's historical financial position and results of operations were not material to the Company's financial position and results of operations, accordingly, the historical financial statements of the Company will not be restated. The Company estimates that it will incur a one-time charge in the fourth quarter ranging from $500,000 to $700,000 for costs related to this transaction.

  INCREASE IN AUTHORIZED SHARES AND STOCK SPLIT

     On January 19, 2000, the Company filed a definitive proxy statement to increase the number of authorized shares of common stock from 25,000,000 to 125,000,000, subject to shareholder approval at a meeting to be held February 7, 2000. In addition, on January 18, 2000, the Company announced a two-for-one stock split to be effected as a 100% stock dividend payable upon stockholder approval of the increase in authorized shares. The Company has retroactively restated all share and per share amounts for the periods presented to effect this stock split.

-------------------------------------------------------
-------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................     2
Risk Factors..........................     4
Special Note Regarding Forward-
  Looking Statements..................     7
Use of Proceeds.......................     8
Dividend Policy.......................     8
Price Range of Common Stock...........     8
Capitalization........................     9
Selected Consolidated Financial
  Data................................    10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    12
Business..............................    20
Management............................    30
Selling Stockholders..................    32
Description of Capital Stock..........    33
Underwriting..........................    36
Where You Can Find More
  Information.........................    38
Validity of Common Stock..............    38
Experts...............................    38
Index to Consolidated Financial
  Statements..........................   F-1

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-------------------------------------------------------
            -------------------------------------------------------
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                                2,840,000 Shares

                            FORRESTER RESEARCH, INC.

                                  Common Stock

                               ------------------

                        [Forrester Research, Inc. LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.
                          ADAMS, HARKNESS & HILL, INC.
                           THOMAS WEISEL PARTNERS LLC
                                  FAC/EQUITIES
                            WILLIAM BLAIR & COMPANY

                      Representatives of the Underwriters

            -------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated amounts of expenses that we will bear in connection with the offering described in this Registration
Statement:

SEC registration fee.....................................      $ 21,017
NASD filing fee..........................................      $  8,011
Nasdaq National Market listing fee.......................      $ 17,500
Printing and engraving expenses..........................      $ 80,000
Legal fees and expenses..................................      $125,000
Accounting fees and expenses.............................      $100,000
Transfer agent and registrar fees and expenses...........      $ 23,472
Miscellaneous............................................      $ 25,000
                                                               --------
     Total Expenses......................................      $400,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the Delaware General Corporate Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporate Law as in effect at the time such liability is determined. Our certificate of incorporation further provides that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporate Law.

     We have a liability insurance policy in effect which covers certain claims against any of our officers or directors by reason of certain breaches of duty, neglect, errors or omissions committed by such person in his or her capacity as an officer or director.

ITEM 16.  EXHIBITS

  EXHIBIT NO.                               EXHIBIT
  -----------                               -------
 1.               Form Underwriting Agreement*
 5.               Opinion of Ropes & Gray re: validity of shares*
23.1              Consent of Arthur Andersen LLP
23.2              Consent of Ropes & Gray (to be included in the opinion filed as Exhibit 5.)
24                Power of Attorney (included as part of signature page filed herewith)

---------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
     (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, The Commonwealth of Massachusetts, on this 27th day of January 2000.
                                            FORRESTER RESEARCH, INC.

                                            By: /s/        SUSAN M. WHIRTY
                                              ----------------------------------
                                                Susan M. Whirty
                                                Chief Financial Officer, Vice
                                                President,
                                                Operations and General Counsel

                        POWER OF ATTORNEY AND SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes George F. Colony, Susan M. Whirty, Keith F. Higgins and Ann L. Milner, with full power of substitution, to execute in the name of and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement, and any subsequent registration statement for the same offering that may be filed under Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement and any subsequent registration statement under Rule 462(b) as the person(s) so acting deems appropriate.

                SIGNATURE                                 TITLE                         DATE
                ---------                                 -----                         ----

           /s/ GEORGE F. COLONY             President, Chief Executive Officer     January 27, 2000
------------------------------------------    and Chairman of the Board
             George F. Colony

           /s/ SUSAN M. WHIRTY              Chief Financial Officer, Vice          January 27, 2000
------------------------------------------    President, Operations and
             Susan M. Whirty                  General Counsel (Principal
                                              Financial and Accounting
                                              Officer)

          /s/ ROBERT M. GALFORD             Director                               January 27, 2000
------------------------------------------
            Robert M. Galford

           /s/ GEORGE R. HORNIG             Director                               January 27, 2000
------------------------------------------
             George R. Hornig

          /s/ MICHAEL H. WELLES             Director                               January 27, 2000
------------------------------------------
            Michael H. Welles

           /s/ HENK W. BROEDERS             Director                               January 27, 2000
------------------------------------------
             Henk W. Broeders

                                 EXHIBIT INDEX

   NUMBER                                        TITLE OF EXHIBIT                                          PAGE
   ------                                        ----------------                                          ----
 1.           Form of Underwriting Agreement*

 5.           Opinion of Ropes & Gray re: validity of shares*

23.1          Consent of Arthur Andersen LLP

23.2          Consent of Ropes & Gray (to be included in the opinion filed as Exhibit 5.)

24            Power of Attorney (included as part of signature page filed herewith)

---------------
* To be filed by amendment.